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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ARCO CHEMICAL COMPANY

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                           (NAME OF SUBJECT COMPANY)

                             ARCO CHEMICAL COMPANY

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                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

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                         (TITLE OF CLASS OF SECURITIES)

                                  001920 10 7

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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ROBERT J. MILLSTONE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                             ARCO CHEMICAL COMPANY
                             3801 WEST CHESTER PIKE
                          NEWTOWN SQUARE, PENNSYLVANIA
                                 (610) 359-2000

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          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is ARCO Chemical Company, a corporation organized under the laws of the State of Delaware (the "Company"). The address of the principal executive offices of the Company is 3801 West Chester Pike, Newtown Square, Pennsylvania 19073. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the Common Stock, par value $1.00 per share, of the Company (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF BIDDER

  This Statement relates to the tender offer by Lyondell Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Lyondell Petrochemical Company ("Lyondell"), a Delaware corporation, to purchase all outstanding Shares at a purchase price of $57.75 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is described in the Tender Offer Statement on Schedule 14D-1, dated June 24, 1998 (the "Schedule 14D-1"), as filed by Lyondell and Purchaser, as bidders, with the Securities and Exchange Commission (the "SEC" or the "Commission"). The
Schedule 14D-1 states that the address of the principal executive offices of each of Lyondell and Purchaser is 1221 McKinney, Suite 1600, Houston, Texas 77010.

  The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of June 18, 1998 (the "Merger Agreement"), among Lyondell, Purchaser and the Company. The Offer is conditioned upon, among other things,
(a) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that, together with any Shares owned by Purchaser, Lyondell and their affiliates, would constitute a majority of all outstanding Shares on a fully diluted basis (the "Minimum Condition") and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the "HSR Condition").

  Pursuant to the Merger Agreement, upon the terms and subject to conditions of the Merger Agreement and the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged (the "Merger" and together with the Offer, the "Transaction") with and into the Company, with the Company surviving the Merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Lyondell. In the Merger, each Share issued and outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Shares owned by Lyondell, Purchaser or the Company or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL with respect to their Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive from the Surviving Corporation an amount of cash equal to the Offer Price net to the holder thereof, in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share.

  In connection with the Merger Agreement, Atlantic Richfield Company ("ARCO"), a Delaware corporation and the majority stockholder of the Company, has entered into a Tender and Voting Agreement, dated June 18, 1998, with Purchaser and Lyondell (the "Tender and Voting Agreement") pursuant to which ARCO has agreed, among other things, (a) to tender all of its Shares pursuant to the Offer and not to withdraw such Shares as long as the Tender and Voting Agreement remains in effect and, (b) so long as the Tender and Voting Agreement remains in effect, at any meeting of stockholders of the Company called to vote upon the Merger (or in connection with any action by written consent relating to the Merger), to vote all Shares held by it in favor of the Merger. At the close of business on June 18, 1998, ARCO owned 80,000,001 Shares, representing approximately 80.1% of the outstanding Shares on a fully diluted basis. Accordingly, it is expected that the Minimum Condition will be satisfied and any required stockholder approval will be obtained.

  The Merger Agreement and the Tender and Voting Agreement are more fully described below in Item 3. Copies of the Merger Agreement and the Tender and Voting Agreement are Exhibits hereto and are incorporated herein by references in their entirety. Copies of the press releases issued by the Company on June 18, 1998 are Exhibits hereto and are also incorporated herein by reference in their entirety.

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ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement as set forth on Annex A hereto, information which is incorporated herein by reference in its entirety. Certain information set forth on Annex A was included in the Company's Proxy Statement filed with the SEC on April 21, 1998.

  Except for matters set forth in this Item 3 or incorporated by reference herein, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company and its affiliates and (i) its executive officers, directors or affiliates or (ii) to the knowledge of the Company, the bidders, their executive officers, directors or affiliates.

MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is an Exhibit hereto and incorporated herein by reference.

  The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", Purchaser will be merged with and into the Company, and each issued Share (other than Shares owned by Lyondell, Purchaser or the Company or any other subsidiary of Lyondell, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) will be converted into the right to receive from the Surviving Corporation an amount in cash equal to the Offer Price without interest thereon. The "Surviving Corporation" of the Merger will be the Company.

  Vote Required To Approve Merger. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short-form" merger procedure described below is not available, approved by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company (the "Board of Directors" or the "Board") has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is adoption of the Merger Agreement by the Company's stockholders if such "short-form" merger procedure is not available. Under the DGCL, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the outstanding Shares (including any Shares owned by Purchaser). If Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

  The DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company may merge that subsidiary into the parent company, or the parent company may merge itself into that subsidiary, pursuant to the DGCL's "short-form" merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Purchaser would have to own at least 90% of the outstanding Shares.

  Conditions of the Offer. Notwithstanding any other term of the Offer but subject to the terms and conditions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer if (i) the Minimum

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Condition shall not have been satisfied or (ii) the HSR Condition shall not have been satisfied. Furthermore, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, after the date of the Merger Agreement and before acceptance of such Shares for payment or the payment therefor pursuant to the Offer, any of the following conditions has occurred and continues to exist as of a scheduled expiration date of the Offer (as extended, if required, pursuant to the Merger Agreement), other than as a result of a breach by Lyondell or Purchaser of any of their obligations under the Merger Agreement:

    (a) there shall have been entered and then in effect any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, or any statute, rule or regulation enacted, entered, enforced, promulgated, amended or issued that is applicable to Lyondell, Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency that: (i) makes illegal or otherwise restrains or prohibits the consummation of the Offer in accordance with the terms of the Merger Agreement, the acceptance for payment of, or payment for, the Shares by Purchaser or any of its affiliates, or the consummation of the Merger;
  (ii) prohibits the ownership or operation by the Company or any of its subsidiaries, or Lyondell or any of its subsidiaries, of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Lyondell and its subsidiaries, taken as a whole, or materially limits the ownership or operation by the Company or any of its subsidiaries, or Lyondell or any of its subsidiaries, of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Lyondell and its subsidiaries, taken as a whole, or compels Lyondell or any of its subsidiaries to dispose of or hold separate all or any material portion of the businesses or assets of the Company and its subsidiaries, taken as a whole, or Lyondell and its subsidiaries, taken as a whole, in any such case as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposes substantial limitations on the ability of Lyondell, Purchaser or any of Lyondell's affiliates effectively to acquire or hold or to exercise full rights of ownership of the Shares; or (iv) requires divestiture by Lyondell or Purchaser or any of their affiliates of any material portion of the Shares; provided, however, that the condition in this paragraph (a) will not apply to or include any consent decree or agreement entered into by Lyondell, or any other action taken by Lyondell, in connection with satisfying its obligations under the Merger Agreement that are summarized below under "--Reasonable Efforts; Notification";

    (b) there shall have occurred any material adverse change (as defined in the Merger Agreement) in the Company and its subsidiaries, taken as a whole;

    (c) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified by reference to a material adverse effect (as defined in the Merger Agreement) shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any respect that would have a material adverse effect (as defined in the Merger Agreement) on the Company and its subsidiaries, taken as a whole, in each case as if such representations and warranties were made at the time of such determination;

    (d) the Company shall not have performed and complied with in all material respects any material agreement or covenant of the Company to be performed or complied with by it under this Agreement and shall not have cured such default after having been given five business days written notice of such default by Lyondell;

    (e) the Merger Agreement shall have been terminated in accordance with its terms;

    (f) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Lyondell or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal (as defined below) or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; provided, however, that clauses (i) and
  (iii) of this paragraph (f) shall not apply to or include (x) a determination that a Takeover Proposal (as defined

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  below) is a Superior Proposal or (y) giving notice of a Superior Proposal to Purchaser as contemplated by the Merger Agreement; or

    (g) there shall have occurred and continued to exist for at least three business days (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the U.S. (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a mandatory limitation by a U.S. federal Governmental Entity (as defined below) or a change in the general financial, banking or capital markets which results in a general inability of major financial institutions in the United States to fulfill their obligations under commitments to extend credit, or (iv) in case of any of the foregoing existing on the date of the Merger Agreement, material acceleration or worsening thereof;

which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

  The foregoing conditions in paragraphs (a) through (g) are for the sole benefit of Purchaser and Lyondell and, subject to the terms of the Merger Agreement, may be waived by Purchaser and Lyondell in whole or in part at any time and from time to time in their sole discretion. The failure by Lyondell or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

  Conditions to the Merger. The Merger Agreement provides that the respective obligations of each of Purchaser, Lyondell and the Company to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) if required by the DGCL, the Merger Agreement having been approved and adopted by the affirmative vote of the holders of a majority of the Shares; provided, however, that neither
Lyondell nor Purchaser shall be entitled to assert the failure of this condition if Lyondell breaches its agreement to cause all Shares purchased in the Offer to be voted in favor of, or to consent to, the Merger; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger being in effect; and (c) the Purchaser having previously accepted for payment and paid for Shares pursuant to the Offer; provided, however, that neither Lyondell nor Purchaser will be entitled to assert the failure of this condition if Purchaser breaches certain of its obligations in connection with the Offer as set forth in the Merger Agreement or fails to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement.

  Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares:

    (1) by mutual written consent of Lyondell and the Company;

    (2) by either Lyondell or the Company if: (a) any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity") shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; or (b) the Merger shall not have been consummated by June 30, 1999;

    (3) by Lyondell if as the result of a failure of any of the conditions to the Offer set forth above under "--Conditions of the Offer", Purchaser shall not have accepted for payment any Shares pursuant to the

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  Offer on or prior to the Outside Date (as defined herein); provided, however, that such right to terminate the Merger Agreement shall not be available to Lyondell if (a) Purchaser shall have breached its obligation to extend the Offer under certain circumstances when an Offer condition has not been met or (b) such failure of such Offer condition is caused by or results from the failure of Lyondell or Purchaser to perform in any material respect any of its covenants or agreements contained in the Merger Agreement or the failure of any representation or warranty of Lyondell or Purchaser contained therein to be true and correct in any material respect; or

    (4) by the Company if:

      (a) Purchaser shall not have accepted for payment any Shares pursuant to the Offer on or prior to the Outside Date, provided, however, that the failure to accept Shares for payment is not caused by or result from the failure of the Company to satisfy the conditions set forth in paragraphs (c) or (d) above under "--Conditions of the Offer"; or

      (b) prior to the acceptance by Purchaser of Shares for payment pursuant to the Offer, the Board of Directors of the Company determines that a Takeover Proposal constitutes a Superior Proposal; provided, however, that at least two business days prior to such termination the Company shall have given Lyondell written notice advising Lyondell that the Board of Directors of the Company has received a Takeover Proposal that it has determined to be a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; and provided, further, however, that (i) prior to such termination, the Board of Directors of the Company has reaffirmed its determination that such Takeover Proposal, taking into account any amendment by Lyondell of the terms of the Offer and Merger or any offer by Lyondell to amend the terms of the Merger Agreement, the Offer or the Merger, together with any subsequent amendments or modifications of such Takeover Proposal, is a Superior Proposal and (ii) no such termination shall be effective unless concurrently with such termination a termination fee equal to $140,000,000 is paid in cash by the Company to Lyondell.

  The term "Outside Date" is defined as the later of (a) the 30th day after the initial expiration of the Offer (i.e., August 21, 1998) or (b) the date that the HSR Condition has been satisfied for a period of two business days, but in no event later than the 60th day after the initial expiration of the Offer (i.e., September 20, 1998).

  Takeover Proposals. For purposes of the Merger Agreement, a "Takeover Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, more than 30% of the voting power of the Shares or of the assets of the Company; provided, however, that a change in the terms of a proposal submitted prior to the date of the Merger Agreement will be deemed a new "Takeover Proposal." For purposes of the Merger Agreement, a "Superior Proposal" means any Takeover Proposal having terms which the Board of Directors of the Company determines in its good faith judgment (based, with respect to the consideration payable, on the opinion of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger and to be reasonably capable of being completed (and for which financing has been committed on customary terms).

  The Merger Agreement provides that the Company will, and will direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties other than Lyondell and Purchaser that may be ongoing with respect to a Takeover Proposal. The Merger Agreement provides that the Company will not, and will not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly, (1) solicit, initiate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (2) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of the Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with its financial advisers, that a Takeover Proposal that has not been solicited, initiated or encouraged after the date of the Merger Agreement in violation of either clause

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(1) above or similar provisions of the Tender and Voting Agreement, constitutes a Superior Proposal, the Company may (a) furnish information with respect to the Company and its subsidiaries to the third party that has made such Takeover Proposal (and to any investment banker, financial advisor, attorney, accountant or other representative retained by such party) pursuant to a customary and reasonable confidentiality agreement and (b) participate in negotiations regarding such Takeover Proposal. In addition to the obligations of the Company set forth in this paragraph, the Merger Agreement provides that the Company shall immediately advise Lyondell orally and in writing of any request for information or of any Takeover Proposal or any inquiry regarding the making of a Takeover Proposal.

  The Merger Agreement provides further that nothing contained in the provisions summarized above under "--Takeover Proposals", will prohibit the Company from at any time taking and disclosing to its stockholders a position (including the withdrawal or modification of any recommendation with respect to the Offer and the Merger) contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would create a risk of liability for breach of its fiduciary duties to its stockholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof will, except as permitted in accordance with this paragraph or paragraph 4(b) above under "--Termination of the Merger Agreement", withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

  Fees and Expenses. The Merger Agreement provides that all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

  Conduct of Business. The Merger Agreement provides that, from the date thereof until such time as Purchaser's designees shall constitute a majority of the Board of Directors of the Company, except as otherwise contemplated in the Merger Agreement or to the extent that Lyondell shall otherwise consent in writing, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with the manner as theretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organization, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having significant business dealings with them.

  The Merger Agreement further provides that, without limiting the generality of the foregoing, from the date thereof until such time as Purchaser's designees shall constitute a majority of the Board of Directors of the Company, except as expressly contemplated or permitted by the Merger Agreement or the Disclosure Letter delivered by the Company to Lyondell and Purchaser concurrently with the execution and delivery of the Merger Agreement, or to the extent that Lyondell shall otherwise consent in writing, the Company will
(a) use its commercially reasonable efforts to operate and maintain its business in all material respects only in the usual, regular and ordinary manner consistent with past practice (including undertaking scheduled or necessary "turnarounds" or other maintenance work and including offsite storage, treatment and disposal of chemical substances generated prior to such time as Purchaser's designees shall constitute a majority of the Board of Directors of the Company) and, to the extent consistent with such operation and maintenance, use commercially reasonable efforts to preserve the present business organization of its business intact, keep available the services of, and good relations with, the present employees and preserve present relationships with all persons having business dealings with its business, except in each case for such matters that, individually and in the aggregate, do not and are not reasonably likely to have a material adverse effect on the Company and its subsidiaries, taken as a whole, and (b) except to the extent required by clause (a) above, the Company will not, and will not permit any of its subsidiaries to: (i) (x) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent and other than the regular quarterly dividend in respect of the Shares in the amount of $.70 per Share, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z)

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purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than in connection with the exercise of currently outstanding Company Stock Options (as defined herein)); (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement in accordance with their present terms) or as provided for in the Merger Agreement; (iii) amend its Certificate of Incorporation or By-Laws or other comparable organizational documents; (iv) acquire or agree to acquire (y) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation (other than any subsidiary of the Company), partnership, joint venture, association or other business organization or division therefor or (z) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, except acquisitions in the ordinary course of business consistent with past practice and acquisitions described in clause (vii) below; (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, except (x) sales, leases or other dispositions of inventory, or (y) sales or licenses in the ordinary course of business consistent with past practice and which, individually, are not in excess of $5 million and, in the aggregate, are not in excess of $25 million; (vi) (x) incur any indebtedness for borrowed money other than (1) the issuance or roll-over of commercial paper in the ordinary course of business and consistent with past practice and (2) indebtedness to or from ARCO that will be repaid in full prior to the expiration of the Offer, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries or guarantee any debt securities of others, or (y) make any loans, advances (other than to employees of the Company and its subsidiaries in the ordinary course of business) or capital contributions to, or investments in, any other person
(other than any subsidiary of the Company); (vii) make or agree to make any capital expenditures regarding its BDO-II or PO-11 projects, other than those reasonably necessary to avoid payment of penalties or cancellation fees, or make or agree to make any other capital expenditure or expenditures with respect to property, plant or equipment which, individually, is in excess of $10 million or, in the aggregate, are in excess of $25 million, other than caretaker, maintenance and turnaround capital expenditures in the ordinary course of business; (viii) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed SEC Documents (as defined in the Merger Agreement) or incurred thereafter in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company is a party; (ix) (a) adopt, enter into or amend any bonus, profit sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, consulting, indemnification, severance, termination or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any officer, director or employee, (b) except as reasonably called for pursuant to formulas contained in existing employee benefit plans or arrangements and except for salary increases in the ordinary course of business and consistent with past practices, agree to any increase in the compensation (including bonuses) payable or to become payable to any officer, director or employee or (c) change the performance objective or performance period under any employee benefit plans; (x) make any tax election that would have a material adverse effect (as defined in the Merger Agreement) on the Company and its subsidiaries, taken as a whole (and the Company shall, before filing or causing to be filed any material tax return of the Company or any of its subsidiaries, consult with Lyondell and its advisers as to the positions and elections that may be taken or made with respect to such return and to the extent practical the Company shall defer settlement or compromise of any income tax liability of the Company or any of its subsidiaries that would have a material adverse effect on the Company and its subsidiaries, taken as a whole, until such time as Purchaser's designees shall constitute a majority of the Board of Directors of the Company); (xi) waive any material rights or claims relating to the Company's business; (xii) accelerate vesting or conversion or approve the acceleration or conversion of any shares of restricted stock, except as provided in the Merger

Agreement, or grant or approve the grant of any additional shares of restricted stock, phantom stock units, or stock options under any existing plan, except as provided in the Merger Agreement, or modify the term of any performance period or the performance objective to be attained for that performance period under any existing plan; or (xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

  Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, any Shares by Purchaser pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and subject to the last sentence of this paragraph, representation on the Board equal to at least that number of directors (rounded up to the next whole number) equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares owned by Purchaser bears to the number of Shares outstanding, and the Company shall, at such time, cause Purchaser's designees to be so elected or appointed to the Board of Directors of the Company. Subject to applicable law, the Company has agreed to take all action requested by Lyondell necessary to effect any such election, including mailing to its stockholders the information statement (as amended from time to time, the "Information Statement") containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Annex A hereto. In connection with the foregoing, the Company has agreed to promptly, at the option of Lyondell, either increase the size of the Company's Board of Directors and/or use its commercially reasonable efforts to obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above. In addition, the Merger Agreement provides that, subject to applicable law, at such time as Purchaser is entitled to designate a number of directors as provided by the Merger Agreement, at the request of Lyondell, the Company will use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors, (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. Notwithstanding the foregoing, until the effective time of the Merger, there shall be at least two directors who are directors on the date of the Merger Agreement and who are neither designees nor officers, directors, employees or affiliates of Lyondell or Purchaser nor officers or employees of the Company or ARCO ("Independent Directors"), provided that if the number of Independent Directors shall be reduced below two for any reason, the Board of Directors shall, subject to the approval of the remaining Independent Directors (or Independent Director, if there be only one remaining), if any, designate a person or persons to fill the vacancy or vacancies who are neither designees nor officers, directors, employees or affiliates of Lyondell or Purchaser nor officers or employees of the Company, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

  Stock Options. The Merger Agreement provides that upon the consummation of the Offer, as and to the extent provided in the Company's Change of Control Plan adopted effective on February 19, 1998 (the "Change of Control Plan"),
(a) each outstanding option to purchase Shares (a "Company Stock Option") heretofore granted under any stock option, stock appreciation rights or stock purchase plan, program or arrangement of the Company (collectively, the "Stock Incentive Plans") outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, will be canceled by the Company in exchange for an amount in cash, payable at the time of such cancellation, equal to the product of (i) the number of Shares subject to such Company Stock Option immediately prior to the consummation of the Offer and (ii) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such Company Stock Option (the "Net Amount"); (b) each phantom stock unit granted under the Company's Value Incentive Plan outstanding immediately prior to the consummation of the Offer will, whether or not exercisable, be canceled in exchange for an amount in cash, payable at the time of such cancellation, equal to (i) the excess of (x) the price per Share paid in the Offer over (y) the award price assigned to the phantom stock unit, multiplied by (ii) the number of Shares subject to such unit (the "SAR Amount"); (c) each dividend share credit ("DSC") accrued, credited or issued immediately prior to the consummation of the Offer in connection with a Company Stock Option or phantom stock unit, and each DSC that would have been accrued, credited or issued (as determined in accordance with the Company's Change of Control Plan) through the remainder of the term of each such Company Stock

Option or phantom stock unit, will, whether or not vested, be canceled in exchange for an amount in cash, payable at the time of such cancellation, equal to the price per Share paid in the Offer (the "DSC Amount"); (d) each share of contingent restricted stock issued under the Company's 1998 Long Term Incentive Plan (the "1998 LTIP") that is eligible for conversion upon achievement of the current Return on Capital Managed target (the "RCM") performance level established under the 1998 LTIP will, immediately prior to the consummation of the Offer, be converted to performance-based restricted stock on a pro-rated basis based on a calculation of the percentage of the current RCM performance objective achieved as of the consummation of the Offer (but not to exceed 25% of the outstanding shares of contingent restricted stock issued under the 1998
LTIP); (e) the performance supplement related to the contingent restricted stock referred to in clause (d) above will be calculated immediately prior to the consummation of the Offer using the price per Share to be paid in the Offer, and the resulting number of shares of performance-based restricted stock will be issued to the Company's employees in accordance with the 1998 LTIP; and (f) each share of performance-based restricted stock outstanding immediately prior to the consummation of the Offer (including amounts issued under clauses (d) and (e) above) will, whether or not vested, be canceled in exchange for an amount in cash, payable at the time of such cancellation, equal to the price per Share paid in the Offer (the "Restricted Stock Amount").

  The Merger Agreement further provides that, subject to the foregoing paragraph, all Stock Incentive Plans will terminate as of the effective time of the Merger, but, notwithstanding the foregoing, the Surviving Corporation will continue to be obligated to pay the Net Amount, the SAR Amount, the DSC Amount and the Restricted Stock Amount. The Merger Agreement provides that all calculations required to be made pursuant to the foregoing paragraph will be made in accordance with Article IV of the Company's Change of Control Plan and the terms of the relevant Stock Incentive Plan. In the Merger Agreement the Company represents that ARCO has taken all such actions as are necessary so that options to acquire ARCO shares and DSCs with respect to ARCO shares held by or credited to employees of the Company and its subsidiaries are not forfeited upon consummation of the Offer and remain outstanding for the duration of their terms.

  Employee Benefits Matters. The Merger Agreement provides that, at and after the consummation of the Offer, Lyondell will cause the Company and its subsidiaries to promptly pay or provide when due all compensation and benefits provided for pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans (including, without limitation, deferred compensation and change of control plans), programs and policies in existence as of the consummation of the Offer for any employee (and/or former employee) and director (and/or former director) of the Company and its subsidiaries; provided, however, that Lyondell will not be precluded by the provisions described in this paragraph from amending or terminating any such plans, arrangements, programs or policies after the consummation of the Offer. Lyondell and the Company have agreed that the Company and its subsidiaries will pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect as of the date of the Merger Agreement.

  The Merger Agreement provides that Lyondell will cause the Company, for the period commencing upon the consummation of the Offer and ending on the end of the calendar year following the year in which the consummation of the Offer occurs (the "Continuation Period"), to provide employee benefits under plans, programs and arrangements which, in the aggregate for all current employees of the Company and its subsidiaries as a group (other than employees covered by a collective bargaining agreement), will provide benefits to such employees which are not materially less favorable than those provided pursuant to the plans, programs and arrangements of the Company and its subsidiaries in effect on the date of the Merger Agreement and employees covered by collective bargaining agreements will be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement; provided, however, that, without limiting the generality of the foregoing, Lyondell shall not be required to provide compensation which is based upon the equity of the Company or any of its subsidiaries; and provided, however, that, without limiting the generality of the foregoing, nothing in the Merger Agreement will prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of Lyondell, the Company or the Surviving Corporation or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. The Merger Agreement further provides that, during the Continuation Period, Lyondell will provide, or cause the Surviving Corporation to provide, post-retirement health, dental, life insurance and other welfare benefits that are not materially less favorable than those that are provided by the Company immediately prior to the consummation of the Offer to those employees or directors or former employees or directors of the Company and any of its subsidiaries who at such time (x) were receiving any such benefits, (y) would have been eligible to receive any of such benefits upon his or her termination at such time or (z) would have become eligible within one year of such time to receive any of such benefits upon his or her termination within such one-year period. The Merger Agreement further provides that employees of the Company and its subsidiaries will be given credit for all service with ARCO and its affiliates and with the Company and its subsidiaries, under each employee benefit plan, program, or arrangement of Lyondell or its affiliates in which such employees are eligible to participate for purposes of eligibility, vesting and benefit accrual; provided, however, that in no event will such employees be entitled to any credit to the extent that it would result in any duplication of benefits with respect to the same period of service under any plans of ARCO and its affiliates, the Company and Lyondell. The Merger Agreement provides that if employees of the Company and its subsidiaries become eligible to participate in a medical, dental, disability, life insurance or other welfare plan of Lyondell or its subsidiaries, Lyondell will cause such plan to (i) waive any preexisting condition limitations for conditions covered under the applicable plan of ARCO or the Company and its or their subsidiaries and (ii) give credit for any deductible and out of pocket expenses incurred by the employees and their beneficiaries under such plans prior to such participation.

  The Merger Agreement provides that nothing in the provisions summarized under "--Employee Benefits Matters" requires the continued employment of any person or, subject to the preceding paragraph, prevents the Company and/or the Surviving Corporation and their subsidiaries from taking any action or refraining from taking any action which the Company and its subsidiaries prior to the consummation of the Offer, could have taken or refrained from taking. The Merger Agreement and the Tender and Voting Agreement provide that promptly following the execution thereof, the Company and ARCO will enter into an agreement providing that, effective upon the purchase of the Shares pursuant to the Offer, all administrative service agreements and arrangements between ARCO and the Company relating to the Company's employee benefit plans and payroll services shall continue for a period no less than the Continuation Period; provided, however, that ARCO shall have the right to (i) terminate such agreement if there are any change or changes in such benefit plans or payroll services that result in any additional costs or burdens to ARCO in performing its obligations under such agreement and (ii) to remove AIMCO as designated fiduciary with respect to employee benefit plans within 90 days after the consummation of the Offer.

  Indemnification, Exculpation and Insurance. The Merger Agreement provides that Lyondell agrees that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the effective time of the Merger (including with respect to the transactions contemplated by the Merger Agreement) existing as of the date of the Merger Agreement or at the effective time of the Merger in favor of the current or former directors or officers of the Company as provided in its Certificate of Incorporation, its By-Laws (each as in effect on the date of the Merger Agreement) and indemnification agreements will be assumed by the Surviving Corporation in the Merger, without further action, as of the effective time of the Merger and will survive the Merger and will continue in full force and effect without amendment, modification or repeal in accordance with their terms for a period of not less than six years after the effective time of the Merger; provided, however, that if any claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) under the Merger Agreement in respect of any such claims will continue, without diminution, until disposition of any and all such claims.

  In the Merger Agreement, Lyondell agrees that, for six years after the effective time of the Merger, it will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company, determined as of the effective time of the Merger (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the Merger, including in connection with the Merger Agreement and the transactions contemplated thereby, whether asserted or claimed prior to, at or after the effective time of the Merger, to the fullest extent permitted under applicable law (and Lyondell will, or will cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law); provided, however, that, with respect to any Indemnified Person that is an officer or employee of ARCO as of the date of the Merger Agreement, such Indemnified Person shall first have pursued all available rights to indemnification (and advancement of expenses) from ARCO. Pursuant to the Merger Agreement and the Tender and Voting Agreement, ARCO has agreed to indemnify and hold harmless any such Indemnified Person that is at the date of the Merger Agreement an officer or employee of ARCO against any such Costs (not covered by insurance and paid) to the fullest extent permitted under applicable law (and ARCO shall also advance expenses as incurred to the fullest extent permitted under applicable law).

  The Merger Agreement provides that, in the event that Lyondell, the Surviving Corporation or any of their successors or assigns (a) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Lyondell or the Surviving Corporation, as the case may be, shall assume the obligations described in the two foregoing paragraphs. In the event the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, Lyondell will either guarantee the indemnification obligations referred to in the two foregoing paragraphs or take such other action to insure that the ability of the Surviving Corporation, legal and financial, to satisfy such indemnification obligations will not be diminished in any material respect.

   Pursuant to the Merger Agreement and the Tender and Voting Agreement, ARCO has agreed, for a period of six years after the effective time of the Merger, to cause to be maintained in effect policies of directors' and officers' liability insurance substantially in the amounts currently maintained by ARCO and covering the officers, directors and employees of the Company currently covered by ARCO's directors' and officers' liability insurance with similar terms and conditions with respect to claims arising from or related to facts or events which occurred at or before the effective time of the Merger; provided, however, that ARCO shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date of the Merger Agreement by ARCO for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, ARCO shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium; provided further, if such insurance coverage cannot be obtained at all, ARCO shall purchase extended reporting periods with respect to such insurance for an amount which, together with all other insurance purchased pursuant to this paragraph, does not exceed the Maximum Premium. It is understood that ARCO will not take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in this paragraph.

  The Merger Agreement provides that the provisions described in the four previous paragraphs (x) are intended to be for the benefit of, and shall be enforceable by, each indemnified party, his or her heirs and his or her representatives and (y) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

  Reasonable Efforts; Notification. The Merger Agreement provides that, (a) upon the terms and subject to the conditions set forth therein, each of the parties to the Merger Agreement will use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable, including but not limited to: (i) cooperation in the preparation and filing of the Offer documents, this
Schedule 14D-9, the Information Statement, the Proxy Statement, any required filings under the HSR Act or other foreign filings and any amendments or supplements to any thereof and (ii) using its commercially reasonable efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, (b) in case at any time after the effective time of the Merger any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their commercially reasonable efforts to take all such necessary action, (c) the Company and Lyondell each will keep the other apprised of the status of matters relating to completion of the transactions contemplated in the Merger Agreement, including promptly furnishing the other with copies of notices or other communications received by Lyondell or the Company, as the case may be, or any of their subsidiaries, from any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and (d) the parties to the Merger Agreement will consult and cooperate with one another, and consider in good faith the views of one another in connection with, and will provide each other the opportunity to review and comment upon, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to the HSR Act or any other antitrust law. The Merger Agreement further provides that, without limiting the generality of the foregoing undertakings, (i) Lyondell agrees that, if necessary to prevent any Governmental Entity from taking steps to obtain, or from issuing, any order, injunction, decree, judgment or ruling or the taking of any other action that would (x) restrain, enjoin or otherwise prohibit the Offer, the Merger or any of the other transactions contemplated by this Agreement or (y) cause any Offer condition not to be satisfied, Lyondell shall (A) offer to accept an order to divest (and to enter into a consent decree or other agreement giving effect thereto) such of the Company's or Lyondell's assets and business, and agree to hold separate such assets and business pending such divestiture, and (B) enter into any supply, license, tolling, joint venture or other agreement or take any other action, as may be necessary to forestall such order, decree, ruling or action; provided, however, that notwithstanding the foregoing provisions described in this clause (i), Lyondell shall not be required to take any such action that would have a material adverse effect on the Company and its Subsidiaries, taken as a whole, to waive any material rights, or to take any action that would result in any of the consequences referred to in paragraph (a) of the section above under "--Conditions of the Offer"; and (ii) without limitation of the foregoing clause (i), the Company and Lyondell each agree to contest and resist any action seeking to have imposed any order, decree, judgment, injunction, ruling or other order (whether temporary, preliminary or permanent) (an "Order") that (x) would delay, restrain, enjoin or otherwise prohibit consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or (y) cause any conditions to the Offer set forth above under "--Conditions of the Offer" not to be satisfied and, in the event that any such temporary or preliminary Order is entered in any proceeding, to take the steps contemplated by the foregoing clause (i) and to use its commercially reasonable efforts to take promptly any and all other steps (including, the appeal thereof and the posting of a bond) necessary to vacate, modify or suspend such Order so as to permit such consummation as promptly as practicable after the date of the Merger Agreement.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

  Amendment; Extension; Waiver. The Merger Agreement provides that: (a) it may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining the approval of the Company's stockholders (if required by the DGCL), but, after any such approval, no amendment will be made which by law requires further approval by such stockholders without obtaining such further approval; and (b) it may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. The Merger Agreement provides further that, at any time prior to the effective time of the Merger, the parties thereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (b) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto or (c) subject to the provision described in the first sentence of this paragraph, waive compliance with any of the agreements or conditions contained therein. The Merger Agreement provides that any agreement on the part of a party thereto to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party and that the failure of any party to the Merger Agreement to assert any of its rights thereunder or otherwise will not constitute a waiver of those rights.

  Other. In the Merger Agreement, the terms "material adverse change" or "material adverse effect" are defined generally to mean any change or effect that, individually or in the aggregate, with such other changes or effects, is materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, except for changes or effects relating to the economy in general or resulting from actions expressly contemplated by the Merger Agreement.

TENDER AND VOTING AGREEMENT

  As an inducement to Lyondell and Purchaser to enter into the Merger Agreement, ARCO, the record and beneficial owner of 80,000,001 Shares, representing approximately 80.1% of the outstanding Shares on a fully diluted basis, has entered into the Tender and Voting Agreement with Lyondell and Purchaser, pursuant to which ARCO has agreed, among other things, to tender its Shares pursuant to the Offer.

  The following is a summary of certain provisions of the Tender and Voting Agreement. This summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is an Exhibit hereto and incorporated herein by reference.

  Pursuant to the Tender and Voting Agreement, ARCO has agreed that, if Purchaser commences the Offer, it will tender, or cause to be tendered prior to the expiration of the Offer, to Purchaser, and not withdraw as long as the Tender and Voting Agreement remains in effect, the 80,000,001 Shares over which it has sole voting and dispositive power.

  ARCO has further agreed in the Tender and Voting Agreement that while such agreement is in effect, and except as contemplated thereby, ARCO will not (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares owned by ARCO, (b) grant any proxies, powers of attorney or other authorization or consent, deposit any shares of capital stock of the Company into a voting trust or enter into a voting agreement with respect to any such Shares or (c) take any action that would make any representation or warranty of ARCO contained in the Tender and Voting Agreement untrue or incorrect or have the effect of preventing or disabling ARCO from performing its obligations under the Tender and Voting Agreement. ARCO also agreed that, while the Tender and Voting Agreement is in effect, it will promptly notify Lyondell and Purchaser of the number of new shares of Common Stock acquired by ARCO, if any, after the date thereof. Under the terms of the Tender and Voting Agreement, ARCO will, and will direct and use reasonable efforts to cause its officers, directors, employees, representatives, subsidiaries and agents to, immediately cease any discussions or negotiations with any parties other than Lyondell and Purchaser that may be ongoing with respect to a Takeover Proposal. While the Tender and Voting Agreement is in effect, ARCO has agreed that it will not, and will not authorize or permit any of its officers, directors, subsidiaries or employees or any investment banker, financial adviser, attorney, accountant or other representative retained by it or any of them to, directly or indirectly, (a) solicit, initiate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, or (b) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of shares of Common Stock pursuant to the Offer, ARCO determines in good faith, after consultation with its financial advisers, that a Takeover Proposal that has not been solicited, initiated or encouraged after the date thereof in violation of clause (a) above or of similar provisions in the Merger Agreement constitutes a Superior Proposal, ARCO and the Company may (i) furnish information with respect to the Company and its Subsidiaries to the third party that has made such Takeover Proposal (and to any investment banker, financial adviser, attorney, accountant or other representative retained by such party) pursuant to a customary and reasonable confidentiality agreement and (ii) participate in negotiations regarding such Takeover Proposal.

  In the Tender and Voting Agreement, ARCO agrees that, during the time the Tender and Voting Agreement is in effect, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and in any action by written consent of the stockholders of the Company, it shall (a) appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum; (b) vote its Shares in favor of the Merger and approval and adoption of the Merger Agreement, and any action required in furtherance thereof; (c) vote its Shares against any action or agreement that would result in a breach in any material respect of any representation, warranty or covenant of the Company in the Merger Agreement; and (d) vote its Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company. In furtherance of the foregoing, under the Tender and Voting Agreement, ARCO irrevocably constitutes and appoints Lyondell as its attorney and proxy pursuant to the provisions of Section 212(c) of the DGCL, with full power of substitution and resubstitution, to vote the Shares at any meeting of stockholders of the Company, however called, or in connection with any action by written consent by the stockholders of the Company, in each case only as and to the extent provided in clauses (a), (b) and (c) of the preceding sentence, provided, however, that, without limiting the foregoing, in any such vote or other action pursuant to such proxy, Lyondell will not in any event have the right (and such proxy will not confer the right) to vote against the Merger, to vote to reduce the Offer Price or the Merger consideration or otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any stockholders of the Company (including ARCO) under the Offer or the Merger Agreement or to reduce the obligations of Lyondell thereunder; and provided, further, that the proxy granted pursuant to this paragraph will irrevocably cease and will be of no further force or effect upon (x) any breach by Lyondell of any of its obligations under Section 1.1(a) of the Merger Agreement, (y) any violation by Lyondell of any of the terms of the Tender and Voting Agreement or (z) the termination of the Merger Agreement or the Tender and Voting Agreement in accordance with its terms.

  The Tender and Voting Agreement provides that the Tender and Voting Agreement will terminate on the earliest of (i) payment to ARCO of the full purchase price for the Shares, (ii) the consummation of the Merger, and (iii) the termination of the Merger Agreement in accordance with its terms. The Tender and Voting Agreement also provides that it may be terminated by ARCO if Lyondell fails to comply with certain of its obligations in connection with the making of the Offer pursuant to the Merger Agreement. The Tender and Voting Agreement provides that, in the event of a termination thereof, the Tender and Voting Agreement will forthwith become void and there will be no liability or obligation on the part of Lyondell, Purchaser or ARCO or their respective officers or directors under the Tender and Voting Agreement thereafter, except as specifically provided in the Tender and Voting Agreement.

TAX AGREEMENT

  In connection with the negotiation of the Merger Agreement and the Tender and Voting Agreement, ARCO, the Company and Lyondell also entered into a Tax Agreement, dated as of June 18, 1998 (the "Tax Agreement"), and ARCO and Lyondell entered into a related Guaranty, dated as of June 18, 1998, pursuant to which Lyondell, as of the date of the consummation of the Offer, will guarantee the obligations of the Company under the Tax Agreement and previous tax agreements between the Company and ARCO.

  The following is a summary of certain provisions of the Tax Agreement. This summary is qualified in its entirety by reference to the Tax Agreement, which is an Exhibit hereto and incorporated herein by reference.

  The Tax Agreement provides that the parties will make a Section 338(h)(10) election under the Internal Revenue Code of 1986, as amended (the "IRC"), for federal income tax purposes and a similar election for certain state income tax purposes to treat the disposition of the Shares pursuant to the Offer and the Merger as, in effect, a sale of assets by the Company and its subsidiaries ("Company Group"). As a result, Lyondell will have a basis in the assets of the Company Group for such federal and state income tax purposes equal to the amount paid by Lyondell for the Shares plus the amount of Company Group liabilities ("Gross Purchase Price"), and the Company Group will recognize taxable gain equal to the excess of the Gross Purchase Price over its adjusted tax basis in the assets ("Sale Gain"). Because ARCO owns more than 80% of the outstanding Shares, the Company Group is currently a part of the affiliated group of corporations headed by ARCO that file a consolidated return ("ARCO Group"). Accordingly, the entire Sale Gain will be included in the consolidated tax return filed by the ARCO Group, and ARCO will be liable for the tax attributable thereto, even though ARCO owns less than 100% of the outstanding Shares.

  The Tax Agreement also provides that, other than taxes attributable to the Sale Gain, the Company and Lyondell will be responsible for the tax liabilities of the ARCO Group that are attributable to the Company Group. The Company and Lyondell will also indemnify ARCO against any taxes attributable to the recapture of dual consolidated losses incurred by the Company Group and reflected on an ARCO Group consolidated return. See "CERTAIN TRANSACTIONS--Tax Sharing Arrangements" in the Information Statement attached as Annex A hereto.

CHANGE OF CONTROL PLAN

  Pursuant to the terms of the Change of Control Plan, a description of which is set forth in the Company's Information Statement attached as Annex A and incorporated herein by reference in its entirety, upon consummation of the Offer, all stock options and phantom stock units ("VIP units"), as well as the accrued DSCs allocated to such options or VIP units, not fully exercisable and vested will become fully exercisable and vested. In addition, any DSCs that would be earned through the remainder of the term of the associated options or VIP units will be computed and become vested. Upon consummation of the Offer,
(1) each such stock option or VIP unit will entitle the holder thereof to an amount of cash equal to the product of (A) the excess of $57.75 over the exercise price per share of such stock option or VIP unit and (B) the number of shares for which such stock option is exercisable, (2) each holder of DSCs allocated to stock options or VIP units will be entitled to an amount of cash equal to $57.75 in respect of each such DSC and (3) each holder of shares of restricted Common Stock will be entitled to an amount of cash equal to the product of $57.75 and the number of shares of restricted Common Stock held by such holder.

  Presented below is a table setting forth, with respect to each executive officer and outside director of the Company, the number of stock options, VIP units, DSCs and shares of restricted Common Stock that will become exercisable and vested as a result of the consummation of the Offer and the amounts payable in respect thereof. Other than as presented below, no director holds any stock options, VIP units, DSCs or shares of restricted Common Stock that will become exercisable and vested as a result of the consummation of the Offer.

                           NUMBER  OF                                        NUMBER OF  VIP           DSCS
                            OPTIONS/      AMOUNTS       DSCS       AMOUNTS   UNITS/EXERCISE AMOUNTS FROM VIP AMOUNTS
                         EXERCISE  PRICE  PAYABLE   FROM OPTIONS   PAYABLE       PRICE      PAYABLE  UNITS   PAYABLE
                         --------------- ---------- ------------ ----------- -------------- ------- -------- -------
EXECUTIVE OFFICERS
Marvin O. Schlanger..... 30,800/$50.6250 $  219,450 129,344.3861 $ 7,469,638
                         30,100/$47.1875 $  317,931
                         52,800/$46.7188 $  582,447
                         12,000/$57.5625 $    2,250
Van Billet..............  2,300/$47.1875 $   24,294   3,680.2114 $   212,532  700/$50.6250  $4,988  505.0036 $29,164
                          8,300/$46.7188 $   91,559
Alan R. Hirsig.......... 55,900/$50.6250 $  398,288 216,850.4780 $12,523,115
                         50,200/$47.1875 $  530,238
                         99,900/$46,7188 $1,102,017
Morris Gelb............. 14,500/$50.6250 $  103,313  66,313.2786 $ 3,829,592
                         13,700/$47.1875 $  144,706
                         29,400/$46.7188 $  324,317
Robert J. Millstone..... 12,600/$50.6250 $   89,775  34,613.6941 $ 1,998,941
                         13,200/$47.1875 $  139,425
                         20,600/$46.7188 $  227,243
Walter J. Tusinski...... 18,200/$50.6250 $  129,675  64,497.1337 $ 3,724,709
                         16,900/$47.1875 $  178,506
                         29,400/$46.7188 $  324,317
Francis W. Welsh........  7,500/$50.6250 $   53,438  27,955.2485 $ 1,614,416
                          7,800/$47.1875 $   82,388
                         15,000/$46.7188 $  165,468

                                                            NUMBER OF
                                                            SHARES OF
                                                            RESTRICTED  AMOUNTS
                                                           COMMON STOCK PAYABLE
                                                           ------------ --------
OUTSIDE DIRECTORS
Walter F. Beran...........................................  7,519.7923  $434,268
James A. Middleton........................................  2,221.5010  $128,292
Frank Savage..............................................  9,767.8703  $564,095

  In addition, subject to certain conditions, a pro rata portion of the shares of contingent restricted Common Stock awarded to executive officers of the Company under the Long-Term Incentive Plan Administration Subcommittee of the 1998 LTIP may be deemed to be earned by the Compensation Committee of the Board of Directors of the Company at a meeting to be held prior to the consummation of the Offer. Any such earned restricted stock will become fully vested upon consummation of the Offer. A supplemental grant of restricted Common Stock, based on the Company's performance and calculated under the 1998 LTIP, may also be awarded and become vested.

  Furthermore, pursuant to the Change of Control Plan, each employee of the Company will be entitled to a severance payment and certain other benefits if, after the consummation of the Offer, such employee's employment is terminated without cause or by the employee for good reason.

  Presented below is a table setting forth, with respect to each executive officer, (1) the maximum number of shares of restricted stock under the 1998 LTIP (not including any shares of restricted stock subject to supplemental grants, if any, under the 1998 LTIP) which may become fully vested as a result of the Offer, (2) the amounts payable in respect thereof and (3) the approximate value of the severance payment and other benefits to which each executive officer of the Company would be entitled if, after the consummation of the Offer, he is terminated by Lyondell without cause or if he terminates his employment for good reason.

                                           NUMBER OF
                                           SHARES OF                SEVERANCE
                                           RESTRICTED   AMOUNTS    PAYMENT AND
                                          COMMON STOCK  PAYABLE   OTHER BENEFITS
                                          ------------ ---------- --------------
   EXECUTIVE OFFICERS
   Marvin O. Schlanger...................    18,413    $1,063,322   $2,773,282
   Van Billet............................     2,100    $  121,275   $  400,869
   Alan R. Hirsig........................    25,463    $1,470,459   $3,502,948
   Morris Gelb...........................     7,500    $  433,125   $1,448,665
   Robert J. Millstone...................     5,250    $  303,188   $1,265,360
   Walter J. Tusinski....................     7,500    $  433,125   $1,631,399
   Francis W. Welsh......................     3,825    $  220,894   $1,093,144

  In addition, under the terms of the Annual Incentive Plan for executives and other key employees, a pro rata portion of the Annual Incentive Plan award for the current plan year, if any, may be deemed to be earned by the Compensation Committee of the Board of Directors at a meeting to be held prior to the consummation of the Offer.

TRANSACTIONS WITH LYONDELL

  Lyondell is a former subsidiary of ARCO. Certain of the manufacturing facilities of Lyondell and the Company were once operated as part of the same division of ARCO. The Company's manufacturing facilities in Channelview and Pasadena, Texas are adjacent to facilities held by Lyondell's 41% owned joint venture, Equistar Chemicals, LP ("Equistar").

  Lyondell (including Equistar) and the Company are parties to various commercial contracts pursuant to which Lyondell provides to the Company a portion of the feedstocks purchased by the Company for its manufacturing facilities located at Bayport and Channelview, Texas. Lyondell also provides processing services and products to the Company, as well as certain plant services at Channelview, Texas. The Company in turn provides certain products and services to Lyondell. The Company granted Lyondell royalty-free, non-exclusive licenses for the technology necessary to produce methyl tertiary butyl ether and isopropyl alcohol at Lyondell's petrochemical complex in Channelview, Texas. For 1997, the Company purchased from Lyondell approximately $271 million of feedstocks, products and plant services. The Company sold Lyondell certain products and services at market based prices during the same period.

  Lyondell, the Company and ARCO are also parties to a Dispute Resolution Agreement which specifies a procedure for negotiation and binding arbitration of significant commercial disputes among any two or more of the parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger as set forth in the Merger Agreement are fair to, and in the best interests of, the Company's stockholders. The Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. This recommendation is based in part upon an opinion the Board of Directors received from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), dated June 18, 1998, to the effect that, as of such date thereof, the consideration to be received by the Company's stockholders pursuant to the Transaction is fair to the Company's stockholders (other than ARCO) from a financial point of view (the "Fairness Opinion"). The full text of the Fairness Opinion is attached hereto as Annex B. Stockholders are urged to read the Fairness Opinion in its entirety.

BACKGROUND

  In January 1998, as part of a strategy to focus on growth in its core oil and gas businesses, ARCO determined to explore alternatives for disposing of some or all of its interest in the Company.

  In late January 1998, ARCO informed the Company that ARCO intended to make a proposal pursuant to which it would reduce its ownership interest in the Company from 82% to 50% through a secondary offering of Common Stock and a simultaneous share repurchase by the Company from ARCO of additional Common Stock (the "Public Offering/Repurchase Transaction").

  On January 29, 1998, the Board of Directors established a special committee (the "Special Committee"), consisting of two independent directors, to evaluate the transaction proposed by ARCO, to negotiate with ARCO regarding the terms thereof and to determine whether the Company should enter into a transaction with ARCO and the terms thereof.

  On February 3, 1998, ARCO sent a letter to the Special Committee outlining proposed terms of the Public Offering/Repurchase Transaction. Negotiations between ARCO, the Special Committee, and their respective legal and financial advisors, commenced shortly thereafter.

  On February 17, 1998, Mike R. Bowlin, Chief Executive Officer of ARCO, received an unsolicited call from Dan F. Smith, President and Chief Executive Officer of Lyondell, in which Mr. Smith expressed an interest in acquiring the Company. On February 20, 1998, ARCO and Lyondell entered into a confidentiality agreement regarding any discussions relating to a possible transaction.

  On March 4, 1998, at the initiation of Mr. Smith, a meeting took place between Mr. Smith and Mr. Bowlin in which Mr. Smith reiterated Lyondell's interest in acquiring the Company and in which potential value ranges were discussed. Other attendees included Terry G. Dallas, Senior Vice President and Treasurer of ARCO,

Edward Rich, Vice President, Finance and Treasurer of Lyondell, and representatives from J.P. Morgan, financial advisor to Lyondell. On March 13, 1998, ARCO and Lyondell entered into a supplemental confidentiality agreement covering evaluation information.

  On March 13, 1998, at a meeting of the Board of Directors of the Company, ARCO informed the Board of Directors that it had received indications of interest for an acquisition of all the outstanding shares of the Common Stock. The Board of Directors authorized ARCO to explore the sale of the entire Company.

  At the invitation of ARCO, on March 17, 1998, Mr. Smith sent a letter to ARCO containing an indication of interest for an acquisition by Lyondell or an affiliate of all the Common Stock for an aggregate cash consideration of $6.5 billion, including $913 million of assumed debt, subject to a satisfactory due diligence review and approval by the Boards of Directors of Lyondell and the Company. The purchase price was based on the assumption that Purchaser would receive a tax basis in the assets equal to the purchase price for the Company and that any tax liabilities resulting from the transaction would remain with stockholders of the Company. The letter indicated that financing for the acquisition would be provided by a group led by J.P. Morgan.

  On April 22, 1998, Lyondell entered into a confidentiality agreement with the Company and ARCO (which superseded the earlier such agreements between ARCO and Lyondell). On April 27-28, 1998, representatives of Equistar and Lyondell and their financial and legal advisors met with Company management and representatives of ARCO for a series of due diligence sessions, and representatives of Lyondell reviewed certain due diligence information in a data room.

  On May 6, 1998, Lyondell was invited by ARCO, acting through its financial advisor, to submit by May 15, 1998 a firm offer for the possible acquisition of the Company. As part of the process, Lyondell was asked to review and submit proposed revisions to drafts of a Merger Agreement, a Tender and Voting Agreement and a Tax Agreement, which were delivered to Lyondell on May 8, 1998.

  During the months of February-June 1998, ARCO and Salomon Smith Barney, financial advisor to ARCO, contacted a number of other companies to assess their interest in participating in the bid process. They also received several unsolicited indications of interest. One of such other companies submitted a written preliminary indication of interest at a cash price of $55 per share, subject to a data review. Such company entered into a confidentiality agreement and conducted a due diligence review similar to that conducted by Lyondell, but did not submit a firm offer.

  On May 15, 1998, Lyondell submitted to ARCO an offer to purchase all outstanding Common Stock pursuant to (i) a cash tender offer at a price of $51 per share with ARCO being required to tender all its Common Stock in the offer and (ii) a second step merger in which each stockholder (other than ARCO) could elect to receive per share either $51 in cash or Lyondell common stock with a market value of $56 per share, subject to a maximum of 15.5 million shares of Lyondell common stock being issued. Lyondell also proposed that ARCO be responsible for all liabilities arising out of a Section 338(h)(10) election under the IRC (a "338(h)(10) Election") and for certain other potential tax liabilities of the Company. Lyondell also proposed that it be given an option to purchase the shares of Common Stock owned by ARCO. The proposal was subject to approval by the boards of directors of Lyondell and the Company and to additional due diligence. The offer was accompanied by commitment letters for $5 billion and highly confident letters for an additional $1.5 billion in financing from J.P. Morgan and Donaldson, Lufkin & Jenrette Securities Corporation.

  On May 18, 1998, Mr. Bowlin called Mr. Smith and stated that Lyondell's offer was unacceptable to ARCO and too far below ARCO's price requirements to justify continuing negotiations. In late May, Mr. Dallas informed Mr. Smith that ARCO was proceeding with the Public Offering/Repurchase Transaction.

  On June 2, 1998, ARCO and the Special Committee reached final agreement on the terms of the Public Offering/Repurchase Transaction, and the Board of Directors of the Company approved the Public Offering/Repurchase Transaction.

  On June 3, 1998, ARCO and the Company publicly announced that agreement had been reached on the terms of a Public Offering/Repurchase Transaction involving a secondary offering by ARCO of approximately 24 million shares of Common Stock with a 10% over-allotment option and a simultaneous repurchase by the Company from ARCO at the public offering price of additional Common Stock required to reduce ARCO's ownership of Common Stock to 50%, provided that the aggregate consideration in the stock repurchase could not exceed $850 million.

  On June 4, 1998, Lyondell sent a letter to ARCO containing a revised offer for a cash purchase of all outstanding shares of Common Stock at a price of $56.50 per share with no change to the previous proposal with respect to responsibility for tax liabilities. The Lyondell proposal was subject to approval by the boards of directors of Lyondell and the Company. Between June 4 and June 10, 1998, ARCO and its financial advisors engaged in discussions with Lyondell and its financial advisors regarding the proposed purchase price, the potential responsibility for certain tax liabilities, and other terms. On June 10, 1998, these discussions terminated due to inability to reach agreement on financial terms. Thereafter, ARCO informed the management of the Company of the revised offer and its rejection.

  On June 13, 1998, a Lyondell financial advisor called an ARCO financial advisor to indicate that Lyondell would consider a revised proposal to purchase all outstanding shares of Common Stock at a price of $57.75 per share in cash, subject to approval by the boards of directors of Lyondell and the Company, and stated that Lyondell would have fully committed financing for the entire purchase price. Under the revised proposal, ARCO would be responsible for all liabilities arising out of a 338(h)(10) Election but would not be, as originally proposed by Lyondell, responsible for the other potential tax liabilities of the Company (including tax liabilities assumed by the Company pursuant to tax agreements with ARCO entered into in 1987 and 1995). The revised proposal included a provision for an option to purchase the Common Stock owned by ARCO, as was previously proposed.

  On June 14, 1998, Mr. Bowlin called Mr. Smith to communicate an interest in pursuing discussions of the revised Lyondell offer, and on June 15, 1998, at a special meeting of the Board of Directors of the Company, ARCO informed the Board of Directors of Lyondell's revised offer.

  During the period from June 15 to June 18, 1998, ARCO, Lyondell and their respective representatives met in New York to conduct further negotiations of the price and other terms of the transaction. Representatives of the Company participated in certain of such negotiations with respect to the other terms of the transaction.

  On June 16, 1998, ARCO's board of directors met and passed a resolution delegating authority to selected officers of ARCO to enter into a transaction whereby ARCO's interest in the Company would be sold to Lyondell if the final price and terms were acceptable. Otherwise, the officers were authorized to proceed with the Public Offering/Repurchase Transaction.

  On June 17, 1998, Lyondell's board of directors met and authorized the execution and delivery of the Merger Agreement and related agreements in substantially the form reviewed at the meeting. On June 17-18, 1998, final agreement was reached on the price and other terms of the transaction, which did not include an option by Lyondell to purchase ARCO's shares of Common Stock.

  In the morning of June 18, 1998, the Company, ARCO and Lyondell issued press releases announcing that the parties were conducting negotiations regarding a sale of the Company and that the Board of Directors was meeting that day to consider a proposed transaction. At a special meeting of the Board of Directors that day, representatives of ARCO and Salomon Smith Barney made presentations regarding the terms of Lyondell's proposal and the sale process conducted by ARCO and Salomon Smith Barney. Merrill Lynch made a presentation regarding the value of the Company, and orally expressed to the Board of Directors its opinion (subsequently confirmed in writing) that, as of the date of the meeting, the consideration to be received by the stockholders in the Transaction was fair to the stockholders (other than ARCO) from a financial point of view. The Board of Directors thereafter unanimously approved the Merger Agreement, the Offer and the Merger, the

Tax Agreement and, for purposes of Section 203 of the DGCL, the Tender and Voting Agreement. The Board of Directors unanimously determined that the Offer and the Merger as set forth in the Merger Agreement are fair to, and in the best interests of, the Company's stockholders.

  On June 18, 1998, following the special meeting of the Board of Directors, the Company, Lyondell and Purchaser executed the Merger Agreement, ARCO, Lyondell and Purchaser executed the Tender and Voting Agreement, ARCO, the Company and Lyondell executed the Tax Agreement, and the parties announced the Offer and the Merger.

  On June 24, 1998, Purchaser commenced the Offer.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board of Directors considered a number of factors including:

    (a) the industry in which the Company operates and the financial condition, results of operations and cash flows of the Company;

    (b) the strategic plans of the Company and the prospects of the Company as an independent entity;

    (c) the historical trading prices for the Shares;

    (d) the presentation of Merrill Lynch at the meeting of the Board of Directors held on June 18, 1998, and the opinion of Merrill Lynch (expressed orally at the June 18, 1998 meeting and subsequently confirmed in writing) delivered to the Board of Directors to the effect that, as of June 18, 1998, the consideration to be received by the Company's stockholders pursuant to the Transaction is fair to the Company's stockholders (other than ARCO) from a financial point of view;

    (e) possible alternatives to the Offer and the Merger, including, without limitation, the Public Offering/Repurchase Transaction;

    (f) the sale process conducted by ARCO and its financial advisor, Salomon Smith Barney, as reported from time to time by ARCO and Salomon Smith Barney to the Board of Directors and management of the Company, which involved, among other things, contacting entities that ARCO and Salomon Smith Barney reasonably believed would be interested in purchasing the Company, providing certain entities with information and access to senior management of the Company and inviting proposals, and the opinion of ARCO and Salomon Smith Barney that the bid by Purchaser was the best bid received (considering price, likelihood and timing of consummation and other relevant factors);

    (g) the fact that officers of ARCO made several public statements regarding ARCO's desire to sell assets and the announcement by ARCO and the Company of the Public Offering/Repurchase Transaction, putting potential acquirors of the Company on notice of ARCO's desire to sell its Shares and giving potential acquirors the opportunity to make a proposal;

    (h) the fact that the Merger Agreement permits the Company to furnish information to, and participate in negotiations with, a third party in response to a Takeover Proposal that was not solicited, initiated or encouraged by the Company or any of its representatives or affiliates in violation of the Merger Agreement or the Tender and Voting Agreement, and to terminate the Merger Agreement by paying a $140 million termination fee to Lyondell, if the Board of Directors determines in good faith, after consultation with its financial advisers, that such Takeover Proposal constitutes a Superior Proposal;

    (i) ARCO's determination that a sale of the Company on the proposed terms is in the best interests of all the Company's stockholders, its expressed desire and recommendation that the Board of Directors approve the Merger Agreement and its commitment under the Tender and Voting Agreement to tender its Shares pursuant to the Offer;

    (j) the financial and other terms and conditions of the Offer, the Merger Agreement and the Tax Agreement and the likelihood and timing of consummation of the Offer and the Merger; and

    (k) Purchaser's plan to finance the Offer and Merger, the fact that the Offer and the Merger are not subject to a financing condition and the fact that Lyondell has entered into binding commitment letters for the entire purchase price.

  The Board of Directors' approval and recommendation were based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

  Information contained in this Item 4 regarding discussions, communications and negotiations between ARCO and Lyondell and the bid process conducted by ARCO and Salomon Smith Barney was furnished by ARCO, and the Company assumes no responsibility for the accuracy and completeness of such information.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to the terms of an engagement letter, dated April 20, 1998 (the "Merrill Lynch Engagement Letter"), the Company engaged Merrill Lynch to provide financial advice and assistance to the Company in connection with its consideration of a possible sale or restructuring transaction. As part of its role as financial adviser, Merrill Lynch has delivered to the Board of Directors the Fairness Opinion.

  Pursuant to the terms of the Merrill Lynch Engagement Letter, the Company has paid Merrill Lynch a retainer fee of $500,000 in connection with the execution of the Merrill Lynch Engagement Letter and $2,000,000 in connection with the execution of the Merger Agreement. The Company has agreed to pay Merrill Lynch an additional $7,000,000 upon the consummation of the Offer. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

ITEM 6. RECENT TRANSACTIONS WITH RESPECT TO SECURITIES

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.
    (b) To the best of the Company's knowledge, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all shares of the Common Stock which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (i) an extraordinary corporate transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for, or other acquisition of, securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer, other than as disclosed in Item 3(b) of this Statement, that relates to or would result in (i) an extraordinary corporate transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for, or other acquisition of, securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

SECTION 203 OF THE DGCL

  Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement or the Tender and Voting Agreement because the Merger Agreement and the transactions contemplated thereby have been approved by the Board of Directors and the Tender and Voting Agreement has, for purposes of Section 203 of the DGCL, been approved by the Board of Directors.

  The summary of Section 203 of the DGCL contained herein does not purport to be exhaustive and is qualified in its entirety by reference to the actual text of Section 203 of the DGCL.

INFORMATION STATEMENT

  The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Lyondell, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 1. Offer to Purchase, dated June 24, 1994, filed as Exhibit (a)(1) to Lyondell's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated June 24, 1998, and incorporated herein by reference.

 2. Letter of Transmittal filed as Exhibit (a)(2) to Lyondell's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated June 24, 1998, and incorporated herein by reference.

 3. Letter to the Company's Stockholders, dated June 24, 1998.

 4. Text of Press Releases issued by the Company on June 18, 1998 filed as Exhibits 99.1 and 99.2, respectively, to the Company's Current Report on Form 8-K, dated June 22, 1998, and incorporated herein by reference.

 5. Information Statement of the Company attached as Annex A hereto and incorporated herein by reference.

 6. Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated attached as Annex B hereto and incorporated herein by reference.

 7. Agreement and Plan of Merger, dated as of June 18, 1998, among Purchaser, Lyondell and the Company, filed as Exhibit (c)(1) to Lyondell's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated June 24, 1998, and incorporated herein by reference.

 8. Tender and Voting Agreement, dated as of June 18, 1998, among Purchaser, Lyondell and ARCO, filed as Exhibit 10.3 of Lyondell's Current Report on Form 8-K, dated June 18, 1998, and incorporated herein by reference.

 9. Tax Agreement, dated as of June 18, 1998, among ARCO, Lyondell and the Company, filed as Exhibit 10.2 of Lyondell's Current Report on Form 8-K, dated June 18, 1998, and incorporated herein by reference.

10. Certificate of Amendment and Restated Certificate of Incorporation of the Company, filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on July 28, 1987 and incorporated herein by reference.

11. By-Laws of the Company, filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on July 28, 1988 and incorporated herein by reference.

12. ARCO Chemical Company 1998 Long-Term Incentive Plan, effective as of February 19, 1998, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

13. ARCO Chemical Company Change of Control Plan, effective as of February 19, 1998, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

14. ARCO Chemical Company Annual Incentive Plan, effective January 1, 1988, filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for 1993 and incorporated herein by reference.

15. Resolutions relating to Amendment No. 1 to the ARCO Chemical Company Annual Incentive Plan, as adopted February 15, 1989, filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for 1990 and incorporated herein by reference.

16. Resolutions relating to Amendment No. 2 to the ARCO Chemical Company Annual Incentive Plan, as adopted July 17, 1990, effective September 1, 1990, filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for 1990 and incorporated herein by reference.

17. Amendment and Restatement of the ARCO Chemical Company Executive Supplementary Savings Plan, effective January 1, 1995, filed as Exhibit
    10.4 to the Company's Annual Report on Form 10-K for 1996 and incorporated herein by reference.

18. ARCO Chemical Company 1990 Long-Term Incentive Plan, restated as amended through July 20, 1995, filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for 1995 and incorporated herein by reference.

19. Amendment No. 5 to the ARCO Chemical Company 1990 Long-Term Incentive Plan, filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 and incorporated herein by reference.

20. Amendment No. 6 to the ARCO Chemical Company 1990 Long-Term Incentive Plan, filed as Exhibit 4 to the Company's Registration Statement on Form S-8 (No. 333-28473), filed on June 4, 1997 and incorporated herein by reference.

21. Amendment No. 7 to the ARCO Chemical Company 1990 Long-Term Incentive Plan, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.

22. ARCO Chemical Company Supplementary Executive Retirement Plan, effective October 1, 1990, filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for 1992 and incorporated herein by reference.

23. Amendment No. 1 to the ARCO Chemical Company Supplementary Executive Retirement Plan, effective as of May 13, 1993, filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for 1997 and incorporated herein by reference.

24. ARCO Chemical Company Executive Medical Insurance Plan (Summary Plan Description), effective January 1, 1988, filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for 1993 and incorporated herein by reference.

25. ARCO Chemical Company Key Management Deferral Plan, effective October 1, 1990, filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for 1990 and incorporated herein by reference.

26. Amendment No. 1 to the ARCO Chemical Company Key Management Deferral Plan, effective as of October 22, 1992, filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for 1995 and incorporated herein by reference.

27. Amendment No. 2 to the ARCO Chemical Company Key Management Deferral Plan, effective as of January 1, 1997, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 and incorporated herein by reference.

28. ARCO Chemical Company Key Management Long-Term Disability Plan, effective October 1, 1990, filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for 1992 and incorporated herein by reference.

29. Resolutions relating to the ARCO Chemical Company Key Management Life Insurance Plan, as adopted July 17, 1990, effective August 1, 1990, filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for 1990 and incorporated herein by reference.

30. ARCO Chemical Company Retirement Plan for Outside Directors, as amended and restated effective October 1, 1990, filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for 1992 and incorporated herein by reference.

31. Amendment No. 1 to the ARCO Chemical Company Retirement Plan for Outside Directors, effective as of May 13, 1993, filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for 1997 and incorporated herein by reference.

32. ARCO Chemical Company Restricted Stock Plan for Outside Directors, filed as Exhibit 4 to the Company's Registration Statement on Form S-8 (No. 333-36239), filed on September 24, 1997 and incorporated herein by reference.

33. ARCO Chemical Company Deferral Plan for Outside Directors, effective October 1, 1990, filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for 1992 and incorporated herein by reference.

34. Amendment No. 1 to the ARCO Chemical Company Deferral Plan for Outside Directors, effective as of October 22, 1992, filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for 1997 and incorporated herein by reference.

35. Amendment No. 2 to the ARCO Chemical Company Deferral Plan for Outside Directors, effective as of January 1, 1997, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 and incorporated herein by reference.

36. Cross-Indemnification Agreement, dated as of June 1, 1987, between the Company and ARCO, filed as Exhibit 10.2(a) to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on July 28, 1987 and incorporated herein by reference.

37. Amendment No. 1 to the Cross-Indemnification Agreement, dated as of June 30, 1987, between the Company and ARCO, filed as Exhibit 10.2(b) to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on July 28, 1987 and incorporated herein by reference.

38. Amendment No. 2 to the Cross-Indemnification Agreement, dated as of July 1, 1987, between the Company and ARCO, filed as Exhibit 10.2(c) to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on August 21, 1987 and incorporated herein by reference.

39. Amended and Restated Tax Sharing Agreement, effective as of January 1, 1995, between the Company and ARCO, filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 and incorporated herein by reference.

40. LPC/ACC Services Agreement, dated as of June 30, 1987, between the Company and Lyondell, filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on July 28, 1987 and incorporated herein by reference.

41. Services Agreement, dated as of July 18, 1987, between the Company and ARCO, filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1 (No. 33-15930), filed on July 28, 1987 and incorporated herein by reference.

42. Amendment No. 1 to the Services Agreement, dated as of March 30, 1990, between the Company and ARCO, filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for 1990 and incorporated herein by reference.

43. Registration Rights Agreement, dated as of June 2, 1998, between the Company and ARCO, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-55883), filed on June 3, 1998 and incorporated herein by reference.

44. Stockholder Agreement, dated as of June 2, 1998, between the Company and ARCO, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-55883), filed on June 3, 1998 and incorporated herein by reference.

45. Stock Repurchase Agreement, dated as of June 2, 1998, between the Company and ARCO, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-55883), filed on June 3, 1998 and incorporated herein by reference.

46. Guaranty by Lyondell, dated as of June 18, 1998, filed as Exhibit (c)(4) to Lyondell's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated June 24, 1998, and incorporated herein by reference.

                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 1998

                                          ARCO Chemical Company

                                               /s/ Walter J. Tusinski
                                          By: _________________________________
                                            NAME: WALTER J. TUSINSKI
                                            TITLE:SENIOR VICE PRESIDENT AND
                                                 CHIEF FINANCIAL OFFICER

                                                                        ANNEX A

                             ARCO CHEMICAL COMPANY
                            3801 WEST CHESTER PIKE
                      NEWTOWN SQUARE, PENNSYLVANIA 19073

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 24, 1998 to the holders of shares of the Common Stock, par value $1.00 per share (the "Common Stock" or the "Shares"), of ARCO Chemical Company, a Delaware corporation (the "Company"), as part of the Company's Solicitation/Recommendation Statement on
Schedule 14D-9, dated as of such date (the "Schedule 14D-9"). The Schedule 14D-9 relates to a tender offer (the "Offer") by Lyondell Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Lyondell Petrochemical Company ("Lyondell"), to purchase all outstanding Shares, at a price of $57.75 per Share, being made pursuant to an Agreement and Plan of Merger, dated as of June 18, 1998 (the "Merger Agreement"), among the Company, Purchaser and Lyondell. This Information Statement is being distributed in connection with the contemplated election to the Board of Directors of the Company (the "Board of Directors" or the "Board") of persons designated by Lyondell as provided for in the Merger Agreement. Certain terms and conditions of the Merger Agreement, and a Tender and Voting Agreement, dated June 18, 1998, between Lyondell, Purchaser and Atlantic Richfield Company ("ARCO"), the record and beneficial owner of 80,000,001 Shares representing approximately 80.1% of the outstanding Shares on a fully diluted basis, and a Tax Agreement, dated June 18, 1998, between ARCO, Lyondell and the Company (the "Tax Agreement"), each entered into in connection with the Merger Agreement, are summarized in Item 3 of the Schedule 14D-9. The summaries of those agreements are incorporated herein by reference.

  This Information Statement is required to be filed with the Securities and Exchange Commission (the "SEC" or the "Commission") and transmitted to all stockholders of the Company by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Holders of Shares are urged to read this Information Statement carefully, but are not required to take any action.

  The information contained in this Information Statement concerning Purchaser and Lyondell has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Purchaser and Lyondell are located at 1221 McKinney, Suite 1600, Houston, Texas 77010.

                       VOTING SECURITIES OF THE COMPANY

  As of June 16, 1998, there were issued and outstanding 97,393,822 shares of Common Stock, each of which entitles the holder thereof to one vote on all matters submitted for a vote of the stockholders of the Company.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth persons who were known to the Company to be beneficial owners, as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder, of more than five percent (5%) of the outstanding shares of Common Stock as of June 8, 1998:

                                                       AMOUNT OF        PERCENT
       NAME AND ADDRESS OF                             BENEFICIAL         OF
         BENEFICIAL OWNER                              OWNERSHIP         CLASS
       -------------------                             ----------       -------
     Atlantic Richfield Company....................... 80,000,001(a)     82.1
      515 South Flower Street
      Los Angeles, California 90071
     Archer-Daniels-Midland Company...................  5,783,500(a)(b)   5.9
      4666 Faries Parkway
      Decatur, Illinois 62526

--------
(a) Sole voting power, sole dispositive power.
(b) Based upon information provided by Archer-Daniels-Midland Company.

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the number of Shares of the Company and shares of Common Stock, par value $2.50 per share of ARCO ("ARCO Common Stock"), beneficially owned (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) by each director, each executive officer named in the Summary Compensation Table set forth below in "COMPENSATION OF EXECUTIVE OFFICERS", and all directors and executive officers as a group. As of June 15, 1998, the percentage of Shares of the Company and the percentage of shares of ARCO Common Stock beneficially owned by any director or any named executive officer, or by all directors and all executive officers as a group, did not exceed 1% of the Shares of the Company or the shares of ARCO Common Stock, as applicable. Unless otherwise noted, each individual has sole voting and investment power. Fractional shares are rounded to the nearest whole number.

                                                 NUMBER OF        NUMBER OF
                                                 SHARES OF        SHARES OF
                                                COMMON STOCK     ARCO COMMON
                                                BENEFICIALLY  STOCK BENEFICIALLY
     NAMES OF BENEFICIAL OWNERS                 OWNED(A)(B)      OWNED(C)(D)
     --------------------------                 ------------  ------------------
     Walter F. Beran..........................      9,226                0
     Anthony G. Fernandes.....................      1,000          262,935
     Morris Gelb..............................     59,823            6,536
     Mark L. Hazelwood........................          0           63,801
     Alan R. Hirsig...........................    224,026            2,360
     John H. Kelly............................          0           42,389
     Marie L. Knowles.........................        100          105,270
     James A. Middleton.......................      2,997          219,373
     Robert J. Millstone......................     25,147              242
     Stephen R. Mut...........................      1,000           97,033
     Frank Savage.............................      9,633(e)             0
     Marvin O. Schlanger......................    126,281            1,164
     Walter J. Tusinski.......................     60,316(f)        26,508(g)
     Donald R. Voelte, Jr.....................          0           42,089
     All directors and executive officers as a
      group, including those named above......    549,526(h)       869,700(i)

--------
(a) The amounts shown include shares of Common Stock held by the trustees of the ARCO Chemical Company Capital Accumulation Plan (the "Capital Accumulation Plan") and the ARCO Chemical Company Savings Plan (the "Savings Plan") for the accounts of participants. The amounts shown include shares of restricted Common Stock held under the ARCO Chemical Company Restricted Stock Plan for Outside Directors as follows: Mr. Beran, 7,226; Mr. Middleton, 1,997; and Mr. Savage, 9,533. Shares of restricted Common Stock include the right to vote and receive dividends.
(b) The amounts shown include shares that may be acquired within the 60-day period following June 15, 1998 through the exercise of stock options covering Common Stock (calculated without regard to any stock options that may become vested as a result of the Offer or the Merger) as follows: Mr. Gelb, 57,200; Mr. Hirsig, 200,200; Mr. Millstone, 22,500; Mr. Schlanger, 117,100; Mr. Tusinski, 45,300; and all directors and all executive officers as a group (including those just named), 468,800.
(c) The amounts shown include shares of ARCO Common Stock held by the trustees of the Capital Accumulation Plan, the Savings Plan, and ARCO's Capital Accumulation and Savings Plan for the accounts of participants. The amounts shown include shares of restricted ARCO Common Stock granted under ARCO's 1985 Executive Long-Term Incentive Plan as follows: Mr. Fernandes, 9,667; Mr. Hazelwood, 2,513; Mr. Kelly, 2,887; Mrs. Knowles, 7,251; and Mr. Mut 3,586; Mr. Voelte, 2,761; and all directors and executive officers as a group, 28,665. Shares of restricted ARCO Common Stock include voting rights and the right to receive dividends.
(d) The amounts shown include shares of ARCO Common Stock that may be acquired within the 60-day period following June 15, 1998 through the exercise of stock options as follows: Mr. Fernandes, 205,902; Mr.

  Hazelwood, 48,249; Mr. Kelly, 33,334; Mrs. Knowles, 81,792; Mr. Middleton, 168,000; Mr. Mut, 73,634; Mr. Tusinski, 16,718; Mr. Voelte, 39,270; and all
  directors and executive officers as a group (including those just named), 817,920. The amounts also include the following number of shares of ARCO Common Stock issuable in respect of the conversion of dividend share credits allocated to such options: Mr. Fernandes, 42,850; Mr. Hazelwood, 11,711; Mr. Kelly, 5,253; Mrs. Knowles, 15,146; Mr. Middleton, 51,373; Mr. Mut, 17,654;
  Mr. Tusinski, 7,034; and all directors and executive officers as a group, 151,021.
(e) The amount shown includes 100 shares subject to shared voting and investment power with spouse.
(f) The amount does not include 3,600 shares held by Mr. Tusinski's children, as to which beneficial ownership is disclaimed.
(g) The amount shown includes 354 shares subject to shared voting and investment power with spouse.
(h) The amount shown includes 100 shares subject to shared voting and investment power. The amount does not include 4,972 shares held for or by family members, as to which beneficial ownership is disclaimed.
(i) The amount shown includes 354 shares of ARCO Common Stock subject to shared voting and investment power. The amount does not include 10,542 shares held by spouses (two of whom are present and former employees of ARCO) or adult children, as to which beneficial ownership is disclaimed.

                         RIGHT TO DESIGNATE DIRECTORS

  The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, the Shares by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate such number of directors to the Board of Directors (the "Designees") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and subject to the remainder of this paragraph, representation on the Board equal to Purchaser's percentage ownership of the then-outstanding Shares, and the Company is obligated to cause the Designees to be so elected or appointed by the then-existing Board. The Merger Agreement also provides that, if the Designees are elected to the Board, until the effective time (the "Effective Time") of the merger contemplated thereby (the "Merger," and together with the Offer, the "Transaction"), the Board of Directors must have at least two directors who are directors as of the date of the Merger Agreement and who are not officers, directors, employees or affiliates of Lyondell or Purchaser and are not officers or employees of the Company or ARCO (the "Independent Directors"); provided that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the Board of Directors will be required, subject to the approval of the remaining Independent Director, to designate a person who is neither an officer, director, employee or affiliate of Lyondell or Purchaser nor an officer or employee of the Company or ARCO to fill such vacancy. Such person will be deemed to be an Independent Director for purposes of the Merger Agreement.

  Subject to applicable law, the Company is obligated to take all action requested by Lyondell necessary to effect any election or appointment described above. In connection with the foregoing, the Company has agreed that it will promptly, at the option of Lyondell, either increase the size of the Board of Directors and/or use commercially reasonable efforts to obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to the Board. In addition, subject to applicable law, at all times during which Purchaser has the right to designate Designees, the Company is obligated, if requested by Lyondell, to cause to be elected or appointed to each committee of the Board, the board of directors of each subsidiary of the Company and each committee of each such board of directors such number of designees of Purchaser that is equal to Purchaser's percentage ownership of the then-outstanding Shares.

  Following the election or appointment of the Designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office will be required for the Company to take any action relating to the Merger Agreement, the Offer or any of the transactions contemplated thereby, including (i) amending or terminating the Merger Agreement, (ii) exercising or waiving any of its or the Company's stockholders' or employees' rights or remedies under the Merger Agreement, (iii) extending the time for performance of Lyondell's and Purchaser's respective obligations under the Merger Agreement, (iv) approving any other action by the Board of Directors with respect to the Merger Agreement, and (v) amending or otherwise modifying the Company's Certificate of Incorporation or By-Laws.

                INFORMATION WITH RESPECT TO LYONDELL DESIGNEES

  Set forth below is the name, age, business address and principal occupation or employment of, and the material positions held during the past five years by, persons who may be designated by Purchaser to be appointed or elected to the Board. Such information was furnished by Lyondell and Purchaser. The business address of all persons listed below is Lyondell Petrochemical Company, 1221 McKinney, Suite 1600, Houston, Texas 77010.

  None of the persons listed below or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the persons listed below or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC. Purchaser has informed the Company that each of the persons listed below has consented to act as a director of the Company.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND AGE                       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                       --------------------------------------------------
Dan F. Smith, 51............  Chief Executive Officer of Lyondell since December 1996,
                              President of Lyondell since August 1994 and director of
                              Lyondell since October 1988. Chief Executive Officer of
                              Equistar Chemicals, LP ("Equistar"), a petrochemicals and
                              polymers joint venture owned 57 percent by Lyondell, since
                              December 1, 1997. Chief Operating Officer of Lyondell from
                              May 1993 to December 1996.
T. Kevin DeNicola, 44.......  Vice President, Corporate Development of Lyondell since May
                              1998. Director Investor Relations of Lyondell from March
                              1996 until May 1998. Product Manager of Lyondell from March
                              1993 until March 1996.
Kerry A. Galvin, 37.........  Chief Corporate Counsel and Corporate Secretary of Lyondell
                              since December 1997. Finance and Securities Counsel and
                              Assistant Secretary of Lyondell prior thereto.
Allen C. Holmes, 50.........  Vice President, Tax and Business Systems of Lyondell since
                              May 1998. Vice President and General Tax Officer of ARCO
                              from March 1991 through December 1997.
Jeffrey R. Pendergraft, 50..  Senior Vice President and Chief Administrative Officer of
                              Lyondell since December 1997. Senior Vice President of
                              Lyondell since May 1993. Vice President, General Counsel and
                              Secretary of Lyondell since 1988.
Edward W. Rich, 48..........  Vice President, Finance and Treasurer of Lyondell since
                              February 1998. Treasurer of Dow Corning Corporation from
                              February 1993 to January 1998.

                       DIRECTORS AND EXECUTIVE OFFICERS

  The following sets forth certain information regarding the members of the Board of Directors and the Company's executive officers as of June 24, 1998. The By-Laws of the Company provide that each officer shall hold office until his successor is elected or appointed and qualified, or until his death or resignation, or his removal by the Board of Directors.

  Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Board of Directors has fixed the number of directors constituting the whole Board at twelve.

 NAME AND AGE                  POSITION
 ------------                  --------
 Walter F. Beran, 72.........  Director
 Van Billet, 43..............  Vice President and Controller
 Anthony G. Fernandes, 52....  Chairman of the Board and Director
 Morris Gelb, 51.............  Senior Vice President, Manufacturing, Research,
                               Engineering, and Environmental, Health and
                               Safety
 Mark L. Hazelwood, 48.......  Director
 Alan R. Hirsig, 58..........  Vice Chairman of the Board and Director
 John H. Kelly, 43...........  Director
 Marie L. Knowles, 51........  Director
 James A. Middleton, 62......  Director
 Robert J. Millstone, 54.....  Vice President, General Counsel and Secretary
 Stephen R. Mut, 47..........  Director
 Frank Savage, 59............  Director
 Marvin O. Schlanger, 50.....  President and Chief Executive Officer and
                               Director
 Walter J. Tusinski, 51......  Senior Vice President, Chief Financial Officer
                               and Director
 Francis W. Welsh, 54........  Vice President, Human Resources
 Donald R. Voelte, Jr., 45...  Director

  WALTER F. BERAN has been a director of the Company since September 1, 1987. Mr. Beran is Chairman of Pacific Alliance Group (a financial services firm). Previously, he served as Vice Chairman and Western Region Managing Partner of Ernst & Whinney (accountants), a predecessor to Ernst & Young. Mr. Beran is also a director of Fleetwood Enterprises, Inc., Pacific Scientific Company and Vencor, Inc.

  VAN BILLET was elected Vice President and Controller of the Company effective as of March 1, 1997. He was Manager of Planning and Analysis for Performance Chemicals and Business Development from January 1995 to March 1997, Corporate Controller from July 1993 to January 1995, Associate General Tax Officer from May 1991 to July 1993, and Manager, European Tax Operations from February 1988 to May 1991.

  ANTHONY G. FERNANDES has been a director of the Company since May 10, 1996 and was elected Chairman of the Board on July 17, 1997. Mr. Fernandes has been an Executive Vice President of ARCO since September 1994 and served as a director of the Company from September 1994 to May 1998. He was Senior Vice President of ARCO and President of ARCO Coal Company from July 1990 to September 1994 and Vice President and Controller of ARCO from July 1987 to July 1990.

  MORRIS GELB has been an officer of the Company since June 22, 1987. He assumed his current position as Senior Vice President, Manufacturing, Research, Engineering and Environmental Health and Safety in August 1997. He was Vice President, Environmental, Engineering and Manufacturing Programs from October 1991 to August 1997 and Vice President, Research and Engineering from September 1986 to September 1991.

  MARK L. HAZELWOOD was elected as a director of the Company on May 14, 1998 and has been a Senior Vice President of External Affairs of ARCO since July 1997. He served as President of ARCO Alaska Transportation, Inc. (September 1996--July 1997), Senior Vice President of NGC Corp. (April 1996 to August
1996), President of ARCO Pipe Line Company (January 1994--April 1996), Senior Vice President of Marketing ARCO Oil and Gas Company (April 1991--January
1994), and Vice President and General Tax Officer of ARCO (August 1988--March
1991).

  ALAN R. HIRSIG has been a director of the Company since November 14, 1989 and was elected Vice-Chairman of the Board of Directors on May 14, 1998. Mr. Hirsig was President and Chief Executive Officer of the Company from January 1, 1991 to May 31, 1998 and was elected as an officer of the Company on June 22, 1987. Mr. Hirsig was President of the Company's European operations from July 1984 to December 1990 and a Senior Vice President of the Company from July 1988 to December 1990. Mr. Hirsig is also a director of BetzDearborn, Inc. and Philadelphia Suburban Corporation.

  JOHN H. KELLY was elected to the Board of Directors on May 14, 1998 and has been a Senior Vice President, Human Resources of ARCO since January 1997. He was Vice President, Corporate Human Resources of ARCO (June 1993-January 1997) and Vice President, Human Resources of ARCO Oil and Gas Company (July 1991-June 1993).

  MARIE L. KNOWLES has been a director of the Company since September 16, 1996 and had previously served as a director of the Company from July 1991 to May 1996. Mrs. Knowles has been an Executive Vice President, Chief Financial Officer and a director of ARCO since July 1996. She was Senior Vice President of ARCO and President of ARCO Transportation Company from June 1993 to July 1996, Vice President and Controller of ARCO from July 1990 to May 1993, and Vice President of Finance, Control, and Planning of ARCO International Oil and Gas Company from July 1988 to July 1990. Mrs. Knowles is also a director of Vastar Resources, Inc. and Phelps Dodge Corporation.

  JAMES A. MIDDLETON has been a director of the Company since February 15, 1989 and has been Chairman and Chief Executive Officer of Crown Energy Corp. (oil sand projects and oil and gas operations) since February 1996. He was an Executive Vice President and a director of ARCO from October 1987 until he resigned from those positions in September 1994. Mr. Middleton retired as an employee of ARCO in January 1995. He served as President of ARCO Oil and Gas Company from January 1985 to September 1990. Mr. Middleton is also a director of Berry Petroleum Co., Crown Energy Corp., and Texas Utilities Company.

  ROBERT J. MILLSTONE has been Vice President and General Counsel of the Company since January 1, 1995. He was Associate General Counsel from January 1989 to December 1994 and has been Secretary of the Company since October 1990.

  STEPHEN R. MUT has been a director of the Company since January 1, 1997 and has been Senior Vice President of ARCO since September 1994. He was President of ARCO Global Energy Ventures from August 1996 to March 1998, President of ARCO Coal Company from September 1994 to August 1996, Senior Vice President of Operations of ARCO International Oil and Gas Company from December 1991 to September 1994, and Managing Director of ARCO British, Ltd. from 1989 to December 1991.

  FRANK SAVAGE has been a director of the Company since July 22, 1993. Mr. Savage is Chairman of Alliance Capital Management International and Chairman of Alliance Corporate Finance Group, Inc. (financial services). He was Senior Vice President of The Equitable Life Assurance Society of the United States (financial services) from 1988 to 1996, Chairman of Equitable Capital Management Corporation (which was merged into Alliance Capital Management Corporation) from April 1992 to July 1993, and Vice Chairman and Head of International Operations, Equitable Capital Management Corporation from November 1986 to April 1992 and from June 1986 to April 1992, respectively. Mr. Savage is also a director of Alliance Capital Management Corporation, Lockheed Martin Corporation, QUALCOMM Incorporated, and Southern Africa Fund.

  MARVIN O. SCHLANGER has been President and Chief Executive Officer of the Company since May 14, 1998, and has been a director of the Company since November 14, 1994. He was Executive Vice President and Chief Operating Officer from November 1994 to May 13, 1998, Senior Vice President of the Company and President of ARCO Chemical Americas Company from August 1992 to November 1994, Senior Vice President and Chief Financial Officer from October 1989 to August 1992 and Vice President of Worldwide Business Management from September 1988 to September 1989. Mr. Schlanger is also a director of UGI Corporation.

  WALTER J. TUSINSKI has been a director of the Company and Senior Vice President and Chief Financial Officer since September 1, 1992. He served as Vice President, New Business Ventures of ARCO International Oil and Gas Company from September 1990 to August 1992 and Vice President, Planning and Control of ARCO Products Company from October 1986 to August 1990.

  DONALD R. VOELTE, JR. was elected to the Board of Directors on May 14, 1998 and has been a Senior Vice President of ARCO since April 1997. He previously worked for the Mobil Corporation for 22 years. His most recent position was Executive Vice President of Mobil Corporation and President of Mobil's New Exploration and Producing Ventures and Global Exploration from January 1994 to April 1997. He served as Vice President and General Manager, U.S. Marketing and Supply/Logistics of Mobil Corporation from January 1992 to January 1994.

  FRANCIS W. WELSH was elected as an officer of the Company on June 22, 1987. He has held his current position of Vice President, Human Resources since August 1983. He was Manager of Compensation and Management of Personnel Resources and Development, Corporate Employee Relations of ARCO from September 1980 to May 1983.

                     COMMITTEES AND MEETINGS OF THE BOARD

AUDIT COMMITTEE

  The Audit Committee of the Board of Directors reviews the integrity of the Company's accounting and financial reporting standards and practices, maintains communications between the Board and external and internal auditors, and initiates special investigations as deemed necessary. The Audit Committee also reviews at least once a year all agreements between the Company and ARCO (including their subsidiaries and affiliates) to assure that such agreements are fair to the Company and all its stockholders. The Audit Committee reviews prior to execution any proposed related party agreement that requires payments by or to the Company in excess of $35 million. The independent accountants and the internal auditors have full and free access to the Audit Committee and meet with it, with and without management present, to discuss all appropriate matters. No member of the Audit Committee is an officer or employee of the Company or ARCO (including any of their subsidiaries and affiliates). The Audit Committee met three times during 1997.

  The Audit Committee is currently comprised of Messrs. Beran (Chairman) and Savage.

COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors reviews and approves employee compensation plans and such other benefits as it deems advisable, makes recommendations to the Board of Directors as to management succession plans, and administers the Company's Annual Incentive Plan. No member of the Compensation Committee is an employee of the Company, no member is eligible to participate in any benefit plan of the Company that is administered by the Compensation Committee, and no member is eligible or will be eligible to participate in any benefit plan of the Company other than, as described below in "Compensation of Directors", the Company's Restricted Stock Plan for Outside Directors and the Deferral Plan for Outside Directors. The Compensation Committee met two times during 1997. A special subcommittee of the Compensation Committee, the Long-Term Incentive Plan Administration Subcommittee (the "Subcommittee"), administers the Company's long-term incentive plans. The Subcommittee consists of those members of the Compensation Committee who are "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code. The Subcommittee met once during 1997.

  The Compensation Committee is currently comprised of Messrs. Beran, Fernandes, Middleton and Savage. The Subcommittee currently consists of Messrs. Beran and Savage.

CONTRIBUTIONS COMMITTEE

  The Contributions Committee of the Board of Directors reviews and approves the Company's charitable contributions budget, approves contributions involving multi-year commitments, and assures accountability for charitable contributions and activities. The Contributions Committee met once during 1997.

  The Contributions Committee is currently comprised of Messrs. Hirsig, Savage (Chairman), and Tusinski.

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

  The Environment, Health, and Safety Committee of the Board of Directors reviews and assesses the Company's policies, procedures, and practices relating to (i) the protection of the environment and the health and safety of employees, customers, contractors, and the public, (ii) compliance with applicable laws and regulations, (iii) cleanup or remediation of waste sites or excursions, and (iv) the development of the Company's environmental, health, and safety goals and objectives, and makes recommendations to the Board as to such policies, procedures, and practices. The Environment, Health, and Safety Committee met three times during 1997.

  The Environment, Health, and Safety Committee is currently comprised of Messrs. Hirsig, Middleton, Mut, and Savage (Chairman).

EXECUTIVE COMMITTEE

  The Executive Committee of the Board of Directors has and may exercise all the authority of the Board of Directors in the management of the Company between meetings of the Board. The Executive Committee did not meet during 1997.

  The Executive Committee is currently comprised of Messrs. Fernandes (Chairman), Hirsig, and Savage.

FINANCE COMMITTEE

  The Finance Committee of the Board of Directors reviews and makes recommendations to the Board regarding proposals for the issuance of securities to the public, proposed loans, borrowings and credit agreements, proposed capital projects over $25 million, proposed business acquisitions and divestitures, mergers and joint ventures, all budgets and long range plans, dividend policy and the capital structure of the Company. The Finance Committee met four times during 1997.

  The Finance Committee is currently comprised of Ms. Knowles (Chairman) and Messrs. Hirsig, Mut, and Tusinski.

NOMINATING COMMITTEE

  The Nominating Committee of the Board of Directors considers and makes recommendations to the Board as to persons who it believes should be considered for Board membership, and makes recommendations relating to the selection, tenure, and retirement of directors. The Nominating Committee met once during 1997. The Nominating Committee will consider nominees recommended by stockholders. Such recommendations should be submitted to the Secretary of the Company.

  The Nominating Committee is currently comprised of Messrs. Fernandes, Hirsig, and Savage (Chairman).

DIRECTORS' MEETINGS

  The Board of Directors met five times during 1997. All of the directors of the Company in office in 1997 attended 75% or more of the aggregate of all meetings of the Board of Directors and committees on which they served during 1997. Special meetings may be called by the Chairman of the Board, the President, or a majority of directors in office. The By-Laws permit action to be taken by the Board without a meeting if all members of the Board consent to such action in writing.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

  Mike R. Bowlin and Anthony G. Fernandes served on the Compensation Committee during 1997. Mr. Bowlin is Chairman of the Board and Chief Executive Officer of ARCO. Mr. Fernandes replaced Mr. Bowlin as Chairman of the Board and Chairman of the Compensation Committee on July 17, 1997. The Chairman of the Board is ex officio an officer of the Company under its By-Laws. The Chairman of the Board receives no compensation from the Company and is not eligible to participate in any Company benefit plan.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH ARCO

 GENERAL

  In June 1987, ARCO transferred substantially all the assets and liabilities of the oxygenates and polystyrenics businesses of the then ARCO Chemical Division to the Company in exchange for 80,000,001 shares of Common Stock, representing all of the issued and outstanding Common Stock of the Company prior to October 5, 1987 (the date of the initial public offering of the Common Stock) and approximately 80.1% of the outstanding shares of Common Stock on a fully diluted basis as of June 16, 1998.

  In conjunction therewith, the Company and ARCO entered into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements were developed in connection with the establishment of the Company by ARCO and, therefore, were not the result of arms-length negotiations between independent parties. It was the intention of the Company and ARCO that the 1987 agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that was fair to both parties, while continuing certain mutually beneficial joint arrangements.

  Subsequent to 1987, additional or modified agreements, arrangements and transactions have been entered into by the Company, ARCO and their respective subsidiaries. In addition, certain of the existing agreements will be modified or terminated in connection with the Transaction.

  The following is a summary of the material existing agreements between the Company and ARCO.

 PRODUCT SALES

  The Company sold to ARCO and its subsidiaries approximately $263 million of products during the year ended December 31, 1997. Sales of methyl tertiary butyl ether ("MTBE") to ARCO accounted for 6.5 percent of the Company's revenues in 1997. The Company is party to certain contracts with ARCO for the sale of MTBE (collectively the "ARCO Products Contract") which have an initial term expiring December 31, 2002, and will continue thereafter from year to year unless and until terminated by either party in accordance with their terms. The price of MTBE under the ARCO Products Contract is well above current spot market levels.

 ADMINISTRATIVE SERVICES AGREEMENT

  The Company and ARCO are parties to an agreement (the "Administrative Services Agreement") under which ARCO has provided various services to the Company, and the Company has provided various services to ARCO since October 1, 1987. The services that ARCO currently provides thereunder to the Company include insurance, telecommunications, payroll and employee benefits administration, employee assistance program services, certain tax and legal services, and services relating to the insurance of commercial paper and the investment of excess cash. The services that the Company currently provides thereunder to ARCO include environmental technical services, research and development assistance, information and communication systems support, and certain legal services. The Administrative Services Agreement continues in effect from year to year unless terminated by either party upon 12 months prior notice. Either party may terminate any type of service that it receives under the Administrative Services Agreement at any time upon 90 days' prior notice. For the year ended December 31, 1997, the Company paid ARCO a total of approximately $27 million under the Administrative Services Agreement and other such agreements (including the lease described below). ARCO paid the Company a total of approximately $1 million.

  The Merger Agreement provides that the Company and ARCO will, promptly after the execution of the Merger Agreement, enter into an agreement providing that, effective upon the purchase of the Shares pursuant to the Offer, all administrative service agreements and arrangements between ARCO and the Company relating to the Company's employee benefit plans and payroll services are to continue in effect until the end of 1999, subject to certain conditions.

 LEASES

  The Company leases its facility in Newtown Square, Pennsylvania from ARCO. In 1997, the Company renewed the lease for an additional term of five years, ending in 2002, but reduced the portion of the premises it leases. The annual rent paid by the Company to ARCO during the renewal term for the remainder of the leased premises was reduced to $5 million. During 1997, the Company made lease payments to ARCO of $6 million, representing a combination of old and new rental rates for the Newtown Square, Pennsylvania premises.

 CROSS-INDEMNIFICATION AGREEMENT

  The Company and ARCO are parties to a cross-indemnification agreement (the "Cross-Indemnification Agreement") that obligates the Company to indemnify ARCO against substantially all claims relating to the oxygenates and polystyrenics businesses transferred to the Company and certain assets relating thereto, including liabilities under certain laws relating to the protection of the environment and safety in the workplace and liabilities arising out of certain litigation. Conversely, the Cross-Indemnification Agreement obligates ARCO to indemnify the Company against claims not relating to the assets, subsidiaries, or business operations transferred to the Company.

 TAX SHARING ARRANGEMENTS

  The Company and its subsidiaries are members of an affiliated group of corporations which files a consolidated federal income tax return with ARCO (the "ARCO Group"). The Company and ARCO are parties to an Amended and Restated Tax Sharing Agreement, effective as of January 1, 1995 (the "Tax Sharing Agreement"), which applies to all taxable years in which the Company and its subsidiaries are included in the ARCO Group's consolidated return and, for limited computational purposes, the five taxable years thereafter. As a result of the Transaction, the Company will cease being included in the ARCO Group's consolidated returns. The Company, ARCO and Lyondell entered into the Tax Agreement in order to address certain tax matters and liabilities arising out of the Transaction. The Tax Agreement provides that the Tax Sharing Agreement generally will continue to apply to matters relating to taxable years ending on or before the date of the Transaction but will no longer be applicable, for computational purposes, to the first five taxable years following the Transaction, and the Tax Sharing Agreement provisions allowing the Company to utilize certain of ARCO's tax attributes will not be applicable to taxable years beginning on or after January 1, 1998. Under the Tax Sharing Agreement and the Tax Agreement, the Company is liable for tax liabilities that may be triggered as a result of the Transaction (other than 338(h)(10) election tax liabilities) or otherwise arising out of any governmental tax audit of the ARCO Group relating to tax periods ending on or prior to the Transaction to the extent that such liability is attributable to adjustments to tax items of the Company.

 INTELLECTUAL PROPERTY

  ARCO has assigned to the Company various United States and foreign trademarks, together with the registrations and applications therefor, and has granted the Company a non-exclusive license to use other trademarks which contain the word "ARCO" and to use ARCO's spark design as a logo. Under the Merger Agreement, Lyondell has agreed to cause the Company to cease using ARCO's name and spark design on any printed or consumable materials that are distributed to third parties within 180 days of the consummation of the

Merger. Lyondell has also agreed to cause the Company to remove ARCO's name and spark design from all durable materials such as signage, vehicles and railcars within two years of the consummation of the Merger.

 STOCK REPURCHASE

  On June 2, 1998, ARCO and the Company entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") pursuant to which the Company agreed that, upon the completion by ARCO of a public offering of at least 20,000,000 of its Shares, the Company would repurchase from ARCO up to $850 million of ARCO's Shares. In connection with such agreement, on June 2, 1998, the Company and ARCO entered into a Stockholder Agreement and a Registration Rights Agreement pursuant to which the Company granted certain governance, share ownership and registration rights upon completion of the stock repurchase pursuant to the Stock Repurchase Agreement. Each of the foregoing agreements will be terminated in connection with the Transaction.

 CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO CORPORATE OPPORTUNITIES

  In order to address certain potential conflicts of interests between the Company and ARCO, the Company's Certificate of Incorporation contains provisions regulating and defining the conduct of certain affairs of the Company as they may involve ARCO and its officers and directors, and the powers, rights, duties, and liabilities of the Company and its officers, directors, and stockholders in connection therewith. In general, these provisions recognize that from time to time the Company and ARCO may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunity. The Certificate of Incorporation provides that ARCO shall have no duty to refrain from (1) engaging in business activities or lines of business the same as or similar to those of the Company, (2) doing business with any customer of the Company, or (3) employing any officer or employee of the Company, and neither ARCO nor any officer or director of ARCO will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of ARCO or of such person's participation therein. The Certificate of Incorporation provides certain directives as to how a corporate opportunity is to be handled when presented to an officer or director of either company. It also provides that ARCO is not under any duty to present any corporate opportunity to the Company that may be a corporate opportunity for both ARCO and the Company, and ARCO will not be liable to the Company or its stockholders for a breach of any fiduciary duty as a stockholder of the Company by reason of the fact that ARCO pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not present the corporate opportunity to the Company. It is expected that, after the Merger, the Company's Certificate of Incorporation will be amended to remove these provisions.

TRANSACTIONS WITH LYONDELL

  Lyondell is a former subsidiary of ARCO. Certain of the manufacturing facilities of Lyondell and the Company were once operated as part of the same division of ARCO. The Company's manufacturing facilities in Channelview and Pasadena, Texas are adjacent to facilities held by Lyondell's 41% owned joint venture, Equistar.

  Lyondell (including Equistar) and the Company are parties to various commercial contracts pursuant to which Lyondell provides to the Company a portion of the feedstocks purchased by the Company for its manufacturing facilities located at Bayport and Channelview, Texas. Lyondell also provides processing services and products to the Company, as well as certain plant services at Channelview, Texas. The Company in turn provides certain products and services to Lyondell. The Company granted Lyondell royalty-free, non-exclusive licenses for the technology necessary to produce MTBE and isopropyl alcohol at Lyondell's petrochemical complex in Channelview, Texas. For 1997, the Company purchased from Lyondell approximately $271 million of feedstocks, products, and plant services. The Company sold Lyondell certain products and services at market based prices during the same period.

  Lyondell, the Company and ARCO are also parties to a Dispute Resolution Agreement which specifies a procedure for negotiation and binding arbitration of significant commercial disputes among any two or more of the parties.

                           COMPENSATION OF DIRECTORS

DIRECTOR'S FEES

  Directors who are employees of the Company or of ARCO are not paid any fees or additional compensation for service as members of the Board or any committee thereof. Directors who are not employees of either the Company or ARCO ("outside directors") receive an annual retainer of $52,000 for serving on the Board, plus $1,000 for each Board and committee meeting attended. Meeting fees are paid in cash. Directors are also reimbursed for travel and other related expenses incurred to attend such meetings. In addition, the Chairman of the Audit Committee receives $18,000 per year and the Chairman of the Environment, Health and Safety Committee receives $10,000 per year. The Chairmen of the Compensation Committee, the Contributions Committee and the Nominating Committee received $18,000, $5,000, and $5,000 in 1997 respectively. As of May 14, 1997, these committee chair fees were reduced to $10,000, $3,000, and $3,000 per year, respectively.

  In 1997, the Company changed its fee structure for outside directors by implementing the ARCO Chemical Company Restricted Stock Plan for Outside Directors described below. With the adoption of the Restricted Stock Plan for Outside Directors, the annual Board retainer was increased from $40,000 to $52,000 effective as of October 1, 1997.

  Outside directors are not eligible to participate in the Company's stock option or other benefit plan programs, but may participate in the plans described below, which, except as otherwise described, are administered by a committee of three Company officers who are not members of the Board of Directors.

RESTRICTED STOCK PLAN FOR OUTSIDE DIRECTORS

  Under the Restricted Stock Plan for Outside Directors, at least 65% of an outside directors' annual retainer and committee chair fees are paid in shares of restricted Common Stock, which are subject to transferability and forfeiture restrictions. Outside directors may also elect to receive the remaining 35% of their aggregate Board and committee chair retainer fees in cash or shares of restricted Common Stock. The shares are deposited in accounts maintained for the participants by First Chicago Trust Company of New York. Such shares remain restricted until retirement from the Board in accordance with the Company's By-Laws, death, disability, a change of control of the Company, or resignation from the Board with the consent of a majority of the remaining Board members (which includes the failure to be nominated for re-election or the failure to be re-elected to the Board). If outside directors end their service on the Board for any other reason, shares of restricted Common Stock held in their accounts will be forfeited. Outside directors may vote their shares of restricted Common Stock and receive dividends on such shares. Dividends will be reinvested in additional shares of restricted Common Stock.

  When the Restricted Stock Plan for Outside Directors was implemented, Messrs. Beran, Middleton and Savage also converted the present value of certain accrued retirement benefits to shares of restricted Common Stock as of October 1, 1997. Effective as of February 20, 1998, the ARCO Chemical Company Retirement Plan for Outside Directors ("Retirement Plan") was terminated and no current or future outside directors will participate in that plan. Benefits will continue to be paid under the Retirement Plan to former outside directors who have retired from the Board.

DEFERRAL PLAN FOR OUTSIDE DIRECTORS

  The ARCO Chemical Company Deferral Plan for Outside Directors permits outside directors to defer up to 100% of the cash portion of the annual retainer and meeting fees and any committee chairmanship and meeting fees to which they are entitled. The deferral accounts of Messrs. Beran, Middleton, Savage, and Stewart accrued interest that exceeded 120% of a specified IRS rate in the amounts of $3,722, $747, $998, and $3,333, respectively, in 1997.

                      COMPENSATION OF EXECUTIVE OFFICERS

                          SUMMARY COMPENSATION TABLE

                                                           LONG-TERM
                                                           COMPENSA-
                                                             TION
                                ANNUAL COMPENSATION         AWARDS
                         --------------------------------- --------- ------------
   NAME AND PRINCIPAL                         OTHER ANNUAL   STOCK    ALL OTHER
        POSITION         YEAR SALARY   BONUS  COMPENSATION  OPTIONS  COMPENSATION
   ------------------    ---- ------- ------- ------------ --------- ------------
                                ($)     ($)       ($)         (#)        ($)
                                                  (A)         (B)       (C)(D)
Marvin O. Schlanger.....
President and            1997 457,788  65,000    10,017     30,100      61,030
 Chief Executive         1996 421,154 300,000    16,736     30,800      52,793
Officer (e)              1995 400,000 385,000     8,458     24,600      49,954
Alan R. Hirsig.......... 1997 640,385 100,000    35,972     50,200      87,922
Vice Chairman of the
 Board (e)               1996 592,308 450,000    71,728     55,900      82,240
                         1995 542,308 585,000    45,852     44,300      76,571
Morris Gelb............. 1997 283,269  30,000    18,640     13,700      41,807
Senior Vice President    1996 247,846 140,000    29,322     14,500      37,872
                         1995 234,615 200,000    16,134     12,500      33,554
Robert J. Millstone..... 1997 257,884  25,000     8,241     13,200      41,807
Vice President,          1996 237,692 120,000    10,087     12,600      37,872
 General Counsel and
 Secretary               1995 224,520 140,000     6,888      8,900      33,554
Walter J. Tusinski...... 1997 332,308  40,000    10,613     16,900      57,020
Senior Vice President    1996 307,692 169,000    13,170     18,200      55,031
 and
 Chief Financial Officer 1995 292,692 235,000     8,486     17,700      49,256

--------
(a) Includes amounts related to tax gross-ups in respect of financial counseling reimbursements and other miscellaneous items, and incremental interest accrued under the Key Management Deferral Plan that exceeds 120% of a specified IRS rate.
(b) These options were granted under the Company's 1990 Long-Term Incentive Plan. Options granted in 1997, 1996 and 1995 accrue dividend share credits. For a description of dividend share credits under the 1990 Long-Term Incentive Plan, see footnote (d) of this Summary Compensation Table.
(c) Includes 1997 contributions to the Executive Supplementary Savings Plan, incremental Executive Medical Insurance Plan (the "Executive Medical Plan") premiums, financial counseling reimbursements, certain amounts in respect of the Key Management Life Insurance Plan, employee stock ownership plan incentive program ("ESOP Incentive") payments, and imputed income in respect of the Long-Term Disability Plan (the "LTD Plan"), as follows:

                                        MR.     MR.    MR.      MR.      MR.
                                     SCHLANGER HIRSIG  GELB  MILLSTONE TUSINSKI
                                     --------- ------ ------ --------- --------
                                        ($)     ($)    ($)      ($)      ($)
   Executive Supplementary Savings
    Plan............................  27,467   38,423 16,996  15,473    19,939
   Incremental Executive Medical
    Plan premiums...................   4,983    4,983  4,983   4,983     4,983
   Financial counseling reimburse-
    ments...........................   2,500    2,900  5,000   4,800     7,870
   Key Management Life Insurance
    Plan............................  15,099   27,559  9,743  10,294    14,937
   ESOP Incentive payments..........   2,686    3,890  1,661   1,254       229
   LTD Plan imputed income..........   8,295   10,167  3,423   2,652     9,062

  The amounts disclosed in respect of the Key Management Life Insurance Plan include certain reimbursements of premiums paid by the executive officer as well as the dollar value of the benefit to the executive officer of the premium paid by the Company during the fiscal year. The dollar value of the latter benefit is calculated by (i) treating the annual premium paid by the Company, less the portion of the premium attributable to death benefits payable to the Company and certain policy charges, as a demand loan from the Company to the executive officer and (ii) imputing interest on the demand loan at the applicable federal rate. The deemed amount of the benefit to the executive officer is the amount of interest imputed less the executive officer's contribution to the policy.
(d) Dividend share credits accrue on options granted under the Company's 1990 Long-Term Incentive Plan. Dividend share credits are allocated to an optionee's account whenever dividends are declared on shares of Common Stock. The number of dividend share credits to be allocated on each dividend record date to an optionee's account is computed by multiplying the dividend rate per share of Common Stock by the sum of (x) the number of shares subject to outstanding options and (y) the number of dividend share credits then credited to the optionee's account and dividing the resulting figure by the fair market value of a share of Common Stock ("FMV") on such dividend record date. Upon the exercise, expiration or surrender of an option, an optionee may receive a cash payment in respect of the dividend share credits attributable to such option provided that certain performance-based conditions are satisfied. If FMV on the date of exercise, expiration or surrender is greater than the exercise price of the option, then the optionee is entitled to receive a cash payment equal to the number of dividend share credits attributable to such option multiplied by FMV on such date. If the option exercise price is greater than FMV on such date (i.e., the option is out of the money) and the fair market value of the dividend share credits (equal to FMV on such date multiplied by the number of dividend share credits) is equal to or less than the amount by which the aggregate exercise price of the option exceeds the aggregate FMV of the shares of Common Stock underlying such option (the "Out-of-the-Money Spread"), then the optionee is not entitled to receive any cash payment in respect of the dividend share credits. If the option is out of the money but the fair market value of the dividend share credits is greater than the Out-of-the-Money Spread, then the optionee is entitled to receive a cash payment in respect of the dividend share credits equal to the fair market value of the dividend share credits less the Out-of-the-Money Spread. The dividend share credit values realized in the table below and the dividend share credit values in the table set forth at footnote (c) of the Aggregated Option Exercises in 1997 and Year-End Option Values table set forth below reflect the application of the foregoing cash payment formula. Dividend share credits accrued on Company options during 1995, 1996 and 1997 to the account of the named executive officers, and the value realized on exercise, were as follows:

                                1995              1996              1997
                          ----------------- ----------------- -----------------
                          DIVIDEND          DIVIDEND          DIVIDEND
                           SHARE    VALUE    SHARE    VALUE    SHARE    VALUE
            NAME          CREDITS  REALIZED CREDITS  REALIZED CREDITS  REALIZED
            ----          -------- -------- -------- -------- -------- --------
                             #        $        #        $        #        $
   Mr. Schlanger.........   7,807      0      9,855        0   12,827        0
   Mr. Hirsig............  13,761      0     13,951  106,085   21,849  112,228
   Mr. Gelb..............   4,469      0      4,633        0    6,235  224,372
   Mr. Millstone.........   1,582      0      2,238   46,117    3,169        0
   Mr. Tusinski..........   2,753      0      3,894        0    5,306        0

  Dividend share credit totals are rounded to the nearest whole number. FMV of Common Stock on December 31, 1995 was $48.625. FMV of Common Stock on December 31, 1996 was $49.375. FMV of Common Stock on December 31, 1997 was $46.875.

  Certain officers and employees of the Company also have options for ARCO Common Stock granted by ARCO for services rendered to ARCO. Dividend share credits accrue on options for ARCO Common Stock in the same manner that dividend share credits accrue on options for Common Stock. Upon an ARCO employee becoming employed by the Company, the Company assumes ARCO's contingent future cash payment obligation with respect to all dividend share credits accrued on ARCO options allocated to such employee. Set forth below are cash payments received by the named individuals with respect to dividend share credits in connection with the exercise of ARCO options. During 1997:
  Mr. Tusinski, $79,422. During 1996: Mr. Schlanger, $106,229; Mr. Gelb, $89,664; and Mr. Tusinski, $93,435. During 1995: Mr. Gelb, $11,516; and Mr.
  Tusinski, $47,727.

(e) Mr. Hirsig was President and Chief Executive Officer of the Company during 1997 and through May 13, 1998. Effective as of May 14, 1998, Mr. Hirsig resigned as President and Chief Executive Officer and was appointed as the Vice-Chairman of the Board of Directors. As of May 14, 1998, Mr. Schlanger became President and Chief Executive Officer of the Company.

                          STOCK OPTION GRANTS IN 1997

                                                                              POTENTIAL
                                                                           REALIZED VALUE
                                                                             AT ASSUMED
                                                                           ANNUAL RATES OF
                                                                      STOCK PRICE APPRECIATION
                                    INDIVIDUAL GRANTS (A)                FOR OPTION TERM (B)
                         ------------------------------------------- ---------------------------
                                   % OF TOTAL
                                 OPTIONS GRANTED
                         OPTIONS  TO EMPLOYEES   EXERCISE EXPIRATION
          NAME           GRANTED     IN 1997      PRICE      DATE          5%           10%
          ----           ------- --------------- -------- ---------- ------------- -------------
                            #                     ($/SH)                  ($)           ($)
Marvin O. Schlanger(c).. 30,100       10.85      47.1875   2/19/07         893,247     2,263,662
Alan R. Hirsig.......... 50,200       18.10      47.1875   2/19/07       1,489,733     3,775,277
Morris Gelb............. 13,700        4.94      47.1875   2/19/07         406,561     1,030,305
Robert J. Millstone..... 13,200        4.76      47.1875   2/19/07         391,723       992,702
Walter J. Tusinski...... 16,900        6.09      47.1875   2/19/07         501,524     1,270,960
Stock Price (d).........                                                   76.8635      122.3922
All Stockholders (d)....                                             2,883,828,096 7,308,186,600

--------
(a) These options were granted under the Company's 1990 Long-Term Incentive Plan at an exercise price equal to the FMV on the date of grant, become exercisable on February 20, 2001, and earn dividend share credits. The options and the dividend share credits associated with such options are canceled upon an optionee's termination of employment under certain specified circumstances. For a description of dividend share credits under the 1990 Long-Term Incentive Plan, see footnote (d) of the Summary Compensation Table above.
(b) The potential realizable values presented are exclusive of the value, if any, that might be realized in the future in respect of dividend share credits.
(c) On May 14, 1998, in connection with his appointment as President and Chief Executive Officer of the Company, Mr. Schlanger was granted, pursuant to the Company's 1998 Long-Term Incentive Plan, 13,200 contingent restricted shares and options to purchase 12,000 Shares at $57.5625 per Share.
(d) Based on total number of shares outstanding on December 31, 1997 of 97,177,230 and assumed purchase price of $47.1875 per share.

                      AGGREGATED OPTION EXERCISES IN 1997

                          AND YEAR-END OPTION VALUES

                                                                          VALUE OF IN-THE-MONEY
                                                NUMBER OF UNEXERCISED    UNEXERCISED OPTIONS AT
                           SHARES              OPTIONS AT YEAR-END (A)         YEAR-END (B)(C)
                          ACQUIRED    VALUE   ------------------------- -------------------------
          NAME           ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- -------- ----------- ------------- ----------- -------------
                             (#)       ($)        (#)          (#)          ($)          ($)
Marvin O. Schlanger.....        0          0    117,100       60,900       698,344         0
Alan R. Hirsig..........    3,500     54,688    200,200      106,100     1,109,824         0
Morris Gelb.............    7,000    109,250     57,200       28,200       355,907         0
Robert J. Millstone.....        0          0     22,500       25,800       108,394         0
Walter J. Tusinski......        0          0     45,300       35,100       115,444         0

--------
(a) Each option carries with it the right to dividend share credits, as described in footnote (d) of the Summary Compensation Table at set forth above.
(b) FMV of Common Stock on December 31, 1997 was $46.875.
(c) Set forth below are the values of aggregate dividend share credits accrued with respect to options held at year-end based on FMV of Common Stock on December 31, 1997 of $46.875. The dividend share credit values have been calculated based on the cash payment formula described in footnote (d) of the Summary Compensation Table set forth above, assuming the exercise of the corresponding options (even if not exercisable in fact) on December 31, 1997, as follows:

                                                        YEAR-END DIVIDEND SHARE
                                                             CREDIT VALUES
                                                       -------------------------
                                                       EXERCISABLE UNEXERCISABLE
                                                         OPTIONS      OPTIONS
                                                       ----------- -------------

                                                           ($)          ($)
       Mr. Schlanger..................................  1,966,431     244,849
       Mr. Hirsig.....................................  3,174,151     434,550
       Mr. Gelb.......................................  1,002,847     114,225
       Mr. Millstone..................................    307,286     102,133
       Mr. Tusinski...................................    505,196     142,715

                              PENSION PLAN TABLE

  The following table shows estimated annual pension benefits payable to employees, including executive officers of the Company, upon retirement at age 65 under the provisions of the ARCO Chemical Company Retirement Plan and the ARCO Chemical Company Supplementary Executive Retirement Plan as in effect on December 31, 1997.

AVERAGE FINAL EARNINGS
 (SALARY PLUS BONUS)
    HIGHEST THREE
  CONSECUTIVE YEARS
  SINCE DECEMBER 31,           APPROXIMATE ANNUAL BENEFIT FOR YEARS OF
       1978 (A)                    MEMBERSHIP SERVICE INDICATED (B)(C)
----------------------  -----------------------------------------------------
                        15 YEARS 20 YEARS 25 YEARS 30 YEARS 35 YEARS 40 YEARS
                        -------- -------- -------- -------- -------- --------
      $  300,000        $ 66,345 $ 89,960 $113,575 $137,190 $160,805 $184,805
         400,000          88,845  120,460  152,075  183,690  215,305  347,305
         500,000         111,345  150,960  190,575  230,190  269,805  309,805
         600,000         133,845  181,460  229,075  276,690  324,305  372,305
         700,000         156,345  211,960  267,575  323,190  378,805  434,805
         800,000         178,845  242,460  306,075  369,690  433,305  497,305
         900,000         201,345  272,960  344,575  416,190  487,805  559,805
       1,000,000         223,845  303,460  383,075  462,690  542,305  622,305
       1,100,000         146,345  666,960  421,575  509,190  596,805  684,805
       1,200,000         268,845  364,460  460,075  555,690  651,305  747,305

-------------------------------------------------------------------------------
(a) The Retirement Plan and the Supplementary Executive Retirement Plan cover the compensation reported as salary and bonus in the Summary Compensation Table. Retirement benefits are based on years of participation service and the employee's compensation during the highest three consecutive years of service since December 31, 1978.
(b) The amounts shown in the above table are necessarily based upon certain assumptions, including retirement of the employee on December 31, 1997 and payment of the benefit under the basic form of allowance provided under the Retirement Plan (payment for the life of the employee only with a guaranteed minimum payment period of 60 months). The benefits shown are not subject to deduction for Social Security benefits or other offset amounts.
(c) As of December 31, 1997, the credited years of service under the Retirement Plan for the five named executive officers were as follows: Mr. Schlanger, 23 years; Mr. Hirsig, 36 years, 7 months; Mr. Gelb, 28 years, 4 months; Mr. Millstone, 9 years; and Mr. Tusinski, 5 years and 4 months.

                        PERFORMANCE OF THE COMMON STOCK

  The performance graph below compares the cumulative total stockholder return of the Company with the cumulative total return of the S&P 500 Stock Index and the S&P Chemicals Index for the five-year period ended December 31, 1997. The performance graph assumes an initial investment of $100 in the Common Stock and in each of the comparative indices and assumes the reinvestment of all dividends.


                       FIVE-YEAR CUMULATIVE TOTAL RETURN

                             [GRAPH APPEARS HERE]

                              12/31/92  12/31/93  12/31/94  12/31/95  12/31/96   12/31/97
                              --------  --------  --------  --------  --------   --------
ARCO Chemical                 $100.00   $104.78   $112.66   $131.44    $139.99    $141.18
S&P 500 Stock Index           $100.00   $110.08   $111.53   $153.45    $188.68    $251.63
S&P CHEMICAL INDEX            $100.00   $111.83   $129.47   $169.12    $223.42    $274.61


                                 SECTION 16(a)

                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company during the year ended December 31, 1997, no director, officer or beneficial holder of more than 10% of any class of equity securities of the Company failed to file on a timely basis reports required by
Section 16(a) of the Exchange Act during the most recent fiscal year.

                    CHANGE OF CONTROL SEVERANCE AGREEMENTS

  The Compensation Committee of the Board of Directors adopted a Change of Control Plan (the "Change of Control Plan"), effective as of February 19, 1998, that applies generally to employees, including the named executive officers, and becomes operative upon a change of control of the Company.(/1/) The Change of Control Plan provides for the acceleration of certain benefits and the payment of severance and other allowances upon a change of control of the Company and subsequent termination of employment by the acquiring entity without cause or by the employee for good reason. The definition of good reason varies depending on the employee's grade level within the Company. The consummation of the Offer would constitute a change of control of the Company under the Change of Control Plan.

  Certain benefits accrue upon the occurrence of a change of control. These benefits include the immediate vesting of stock options and phantom stock units ("VIP units") as well as the accrued dividend share credits ("DSCs"), if any, allocated to such options or VIP units. In addition, any DSCs that would be earned through the remainder of the term of the associated options or VIP units will be computed and become vested. Shares of unvested restricted Common Stock, and, subject to certain other conditions, a pro rata portion of contingent restricted Common Stock awarded under the ARCO Chemical Company 1998 Long-Term Incentive Plan (the "1998 LTIP") will immediately vest upon a change of control. A portion of a supplemental award of restricted Common Stock, based on the Company's performance and calculated under the 1998 LTIP as of the date of the change of control event, may also become vested.

  If an eligible employee is terminated under specified circumstances within two years following a change of control, the employee will be entitled to receive one times to three times pay, depending upon the employee's grade level. Severance payments are paid based upon length of service for employees who are not executives or key managers of the Company. The named executive officers will receive a payment equal to three times the sum of their current base salary plus the greater of (i) the average of their bonuses for the last three years or (ii) their target bonus for the year in which the termination or change of control occurs. The named executive officers may also receive a payment equal to a pro rata portion of their target bonus for the year in which the change of control occurs. Employees will receive additional specified coverage under the Company's sponsored medical, dental and life insurance plans, depending on the employee's grade level. The named executive officers will
--------
(/1/) Under the Change of Control Plan, a change of control means any one of the following events: (i) the acquisition by any person or group (other than ARCO) of 25% or more of the outstanding shares of Common Stock, (ii) the merger, consolidation or sale of substantially all of the assets of the Company, unless after the consummation of such a transaction, the stockholders of the Company immediately prior to such transaction own at least 60% of the outstanding shares of stock of the resulting entity, (iii) the liquidation or dissolution of the Company, (iv) the incumbent directors of the Company (directors as of February 19, 1998 or individuals recommended or approved by a majority of the then incumbent directors) cease to constitute at least a majority of the Board of Directors, and (v) a change of control of ARCO under ARCO's then current change of control plans or arrangements.

receive 36 months of coverage. These officers will also receive a gross up payment from the Company for the amount of the excise tax liability, if any, imposed pursuant to Internal Revenue Code Section 4999 with respect to any benefits paid in connection with a change of control.

  See Item 3 of the Schedule 14D-9 for a description of the impact of the Merger under the Change of Control Plan on each of the executive officers and directors of the Company.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board approves the design of, assesses the effectiveness of, and administers the Company's executive compensation programs in support of, the Company's compensation philosophy. As of December 31, 1997, the Compensation Committee was composed of the individuals listed below, all of whom are or were non-employee directors. This report describes the components of the Company's executive officer compensation program, explains the basis on which fiscal year 1997 compensation determinations were made by the Compensation Committee and discusses the changes being implemented in 1998 with respect to the Company's executives.

COMPENSATION PHILOSOPHY

  The Company's executive compensation policy is designed to link the elements of executive pay to company and individual performance. The compensation program is intended to attract, motivate and retain high caliber executive talent, and to deliver short- and long-term compensation predicated on the achievement of financial and strategic objectives and returns to stockholders.

  Each year, the Compensation Committee reviews the Company's performance and executive compensation. The evaluation of company performance historically has been based on an assessment of financial performance as compared to the S&P Chemicals group and the achievement of the Company's financial and other business objectives. Financial performance comparisons to the S&P Chemicals group included such factors as relative net income, net income growth, return on sales, return on capital employed, return on stockholders' equity, and total return to stockholders. The Compensation Committee did not, however, apply any specific quantitative formulas in arriving at its compensation decisions.

COMPONENTS OF EXECUTIVE COMPENSATION FOR 1997

  For 1997, the Company's executive compensation program was designed to emphasize incentive compensation through the use of annual cash bonuses and equity-based long-term incentives. These incentive opportunities represent a variable component of pay which, when combined with base pay, provide total compensation that should closely correlate with both company and individual performance. Total compensation levels are measured against other chemical companies whose size and character are similar to the Company. The universe of companies used for compensation comparisons is broader than those that comprise the S&P Chemicals Index (used in the performance graph set forth above) because the Company competes for executive talent beyond the group of companies included in the S&P Chemicals Index.

  The Company's 1997 full-year performance, measured on the relative bases noted above, did not meet either its financial objectives or attain satisfactory annual performance relative to the competitor group. Additionally, the Company's longer-term performance through 1997 was below the median of the competitor group on several key measures, including total return to stockholders. Although the Company also established specific internal non-financial goals and objectives for 1997 and met or made substantial progress in achieving them, the Compensation Committee determined that, overall, the Company's performance was less than satisfactory. The Compensation Committee has, therefore, approved total compensation below the level paid last year and below the expected competitor average for the current year.

  During 1997, the following components of executive compensation each played a specific role in the achievement of the desired total compensation position.

 Base Pay

  The Company maintains a target executive base pay structure at approximately the average of the competitor group. Base pay levels are reviewed regularly, and individual pay adjustments are considered based on individual performance, the executive's contribution to corporate results, and relative position to peers both within and outside the Company. The Compensation Committee determined that no increases to base pay levels should be granted in 1998, as prevailing base pay levels are considered to approximate the average of the competitor group.

 Annual Incentive Plan

  The Annual Incentive Plan provides for cash payments based on company and individual performance. Target annual incentive levels as a percent of base pay are based upon competitive comparisons, and actual payout levels are determined based on the Company performance criteria described above, which are the same measures used for the broad-based incentive plan applicable to the majority of the Company's employees worldwide. Individual awards under the plan vary based on differences in individual performance. The Compensation Committee assessed company performance to be below that of the competitor group. Annual incentive payouts for plan year 1997 will be well below target levels and are expected to be below competitor payout levels.

 1990 Long-Term Incentive Plan

  The ARCO Chemical Company 1990 Long-Term Incentive Plan (the "1990 LTIP") has been a key component in positioning total compensation at levels reflecting Company performance. The 1990 LTIP provided for grants of non-qualified stock options, which carry the right to receive dividend share credits, or DSCs. The DSCs are calculated based on Common Stock dividend payments. Based on an assessment of annual and longer-term Company performance, a target level of total compensation as measured against the competitor group was established for awards under the 1990 LTIP. Stock option grant guidelines for each executive grade were set at levels which, when combined with base pay and target annual incentives, resulted in total compensation approximating the target level. Variations in individual awards were based on differences in contributions and performance. No additional awards will be made under the 1990 LTIP after 1997. Long-term incentive awards granted in 1998 were made under the 1998 LTIP, subject to stockholder approval.

REVISED EXECUTIVE COMPENSATION PROGRAM

  During 1997, the Compensation Committee and senior management initiated a comprehensive examination of the Company's executive compensation program with the assistance of an independent consulting firm. As a result, the Company introduced a redesigned compensation program commencing with plan year 1998. This program is largely predicated upon economic value-based measures and provides rewards that are intended to further focus executives' attention upon sustained business performance and creation of stockholder value. In 1998, the executive compensation program will be administered as described below.

 1998 Base Pay

  The Company intends to continue its practice of setting executive base pay levels at approximately the average of its peer group.

 1998 Annual Incentive Plan

  Beginning in 1998, the 1998 Annual Incentive Plan will include an economic value-based approach to measure the financial performance of the Company. Designated as Return on Capital Managed ("RCM") the measure calculates after-tax operating profit minus a charge for the use of the capital employed in the business. This primary financial measure, together with other strategic performance measures, will form the basis for determining annual cash incentive compensation for plan years 1998 and beyond. The Compensation Committee believes the redesigned 1998 Annual Incentive Plan more closely aligns executive compensation with value creation for stockholders.

 1998 Long-Term Incentive Plan

  Beginning in 1998, long-term executive compensation will be delivered in two components under the 1998 LTIP: (i) through awards of non-qualified stock options, granted with an exercise price at fair market value on the date of award (but without DSCs, which have been discontinued for all stock option grants after 1997); and (ii) through awards of contingent restricted Common Stock earned by subsequent performance.

  Contingent restricted Common Stock is a new element of compensation that allows executives to earn shares of performance-based restricted Common Stock by achieving RCM objectives established by the Long-Term Incentive Plan Administration Subcommittee at the start of the plan period. Contingent restricted Common Stock is awarded at the beginning of each performance period. For the performance period beginning in 1998, compensation depends upon the Company's attainment of four successive, cumulative RCM objectives (set at levels consistent with stockholder expectations over a four-year time period). As each of the four RCM performance objectives is achieved, 25% of the contingent restricted Common Stock awards will be converted to shares of performance-based restricted Common Stock. Once all four objectives are achieved or at the end of six years, whichever occurs first, the current plan cycle ends and a new plan cycle begins. Contingent restricted Common Stock awards not earned through the attainment of RCM objectives are forfeited at the end of six years. A supplemental award of additional shares of restricted Common Stock will be received by participants if the total RCM performance goal is met within four years or less and the Company's total stockholder return ("TSR"), relative to the S&P Chemicals group, for the performance period is above the median. The supplemental performance award is graduated such that participants may receive up to a maximum of 50% of the number of the contingent restricted Common Stock awards made at the beginning of the performance period, if the Company is at the top ranked TSR position. Performance-based restricted Common Stock granted during the current plan cycle will vest half on the first anniversary and half on the second anniversary of its conversion from contingent restricted Common Stock.

  The Compensation Committee believes that, in linking executive compensation directly with RCM and performance, the 1998 LTIP will be effective in focusing management's attention on the primary factors driving stockholder value creation and total return to stockholders.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

  In order to further align the interests of executives with the Company's stockholders, the Committee has established stock ownership guidelines that encourage the accumulation and retention of the Company's Common Stock by executives. The guidelines suggest that, within the next two years, executives (depending on responsibility level) hold shares of the Common Stock valued at approximately one to four times base salary (not including unexercised stock options).

CEO COMPENSATION

  The compensation level for the CEO is set based on Company performance and on competitive pay levels. CEO compensation is measured against the average of similar positions reported in the proxy statements of competitor companies whose size and character are similar to the Company.

DEDUCTIBILITY OF COMPENSATION UNDER INTERNAL REVENUE CODE SECTION 162(M)

  Section 162(m) of the Internal Revenue Code limits the deductibility of annual compensation in excess of $1,000,000 paid to the Company's CEO or any one of the four other most highly compensated officers, unless such compensation qualifies as "performance-based" within the meaning of
Section 162(m). In 1997, no officer of the Company realized qualifying compensation in excess of $1,000,000. Consistent with Section 162(m), the Board of Directors is recommending stockholder approval of the 1998 LTIP to qualify awards under the plan as "performance-based" compensation.

SUMMARY

  The Compensation Committee believes that compensation levels of the Company's executives clearly and appropriately reflect Company and individual performance. Base pay levels recognize principally competitive pay for comparable positions in the peer group but are also reflective of sustained individual performance. Awards under the Annual Incentive Plan have been based on several measures of company performance relative to its peers (and in future years will be predicated more strongly upon RCM value creation) and against internally established strategic performance measures. Grants of stock options and contingent restricted Common Stock under the 1998 LTIP are designed to achieve a total compensation target that reflects both annual and longer-term company performance that is consistent with performance of the Company's stock and total returns to the stockholders.

                                          By: Walter F. Beran
                                              Anthony G. Fernandes
                                              James A. Middleton
                                              Frank Savage
                                              Robert H. Stewart III, Chairman

                                                                        ANNEX B

                                                        Investment Banking
LOGO
                                 Merrill Lynch          Corporate and
                                                        Institutional
                                                        Client Group


                                                        World FinancialCenter
                                                        North Tower
                                                        New York, New York
                                                        10281-1330
                                                        212 449 1000

                                                        June 18, 1998


Board of Directors
ARCO Chemical Company
3801 West Chester Pike
Newtown Square, Pennsylvania 19073


Gentlemen:

  ARCO Chemical Company (the "Company"), Lyondell Petrochemical Company ("Purchaser") and a wholly owned subsidiary of Purchaser ("Merger Sub") propose to enter into an Agreement and Plan of Merger, dated as of June 18, 1998 (the "Merger Agreement"), providing, upon the terms and subject to the terms and conditions set forth therein, for (i) Merger Sub to make a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), at a cash purchase price of $57.75 per share, net to the seller in cash (the "Consideration"), and (ii) the subsequent merger (the "Merger" and, together with the Offer, the "Transaction") of Merger Sub with and into the Company pursuant to which any shares of Common Stock, other than shares owned by the Company, Purchaser or any subsidiary of Purchaser or any Dissenting Shares (as defined in the Merger Agreement), shall be converted into the right to receive the Consideration. Concurrently with the execution of the Merger Agreement and as an inducement to Purchaser to enter into the Merger Agreement, Purchaser, Merger Sub and Atlantic Richfield Company ("ARCO"), the majority stockholder of the Company, propose to enter into a Tender and Voting Agreement, dated as of June 18, 1998 (the "Tender and Voting Agreement"), and Purchaser, the Company and ARCO propose to enter into a Tax Agreement, dated as of June 18, 1998 (the "Tax Agreement" and, together with the Merger Agreement and the Tender and Voting Agreement, the "Transaction Agreements"). Certain other terms and conditions of the Offer and the Merger are set forth in the Merger Agreement.

  You have asked us whether, in our opinion, the Consideration to be received by the Company's stockholders pursuant to the Transaction is fair to the Company's stockholders (other than ARCO) from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

    1. Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

    2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company's management;

    3. Conducted discussions with members of senior management and representatives of the Company concerning the businesses and prospects of the Company;

    4. Reviewed the market prices and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

    5. Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

    6. Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

    7. Participated in certain discussions among representatives of the Company, ARCO and Purchaser and their financial and legal advisors;

    8. Reviewed each of the Transaction Agreements; and

    9. Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all information that was publicly available or was supplied or otherwise made available to us by the Company, or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company, nor have any such valuations or appraisals been provided to us. In addition, we have not made any physical inspections of the properties or assets of the Company in connection with this engagement. With respect to the financial forecasts furnished by the Company, we have assumed, with your consent and without independent verification, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future prospects of the Company.

  Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof. In rendering our opinion, we have assumed, with your consent and without independent investigation, that the terms and conditions of the Offer and the Merger as consummated will be consistent with those contemplated by the Merger Agreement.

  In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

  We are acting as financial advisor to the Board of Directors of the Company in connection with the transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and ARCO and may continue to do so and have received, and may continue to receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we or our affiliates may actively trade the equity and debt securities of the Company, ARCO and Purchaser for our or our affiliates' own account and for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or how such stockholder should vote on the Merger.

  On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the Company's stockholders pursuant to the Transaction is fair to the Company's stockholders (other than ARCO) from a financial point of view.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith
                                            INCORPORATED

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